Filed pursuant to Rule 253(g)(2)
File No. 024-11445

OFFERING CIRCULAR DATED MARCH 10, 2021

73 Greentree Drive, #558

Dover, DE 19904

(888) 546-7980

100,000,000 shares of

Series A Non-Voting Preferred Stock

SEE “SECURITIES BEING OFFERED” AT PAGE 33

	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer(2)
Per share	$0.25	$0	$0.25
Total Maximum	$25,000,000	$0	$25,000,000

(1) The company does not currently intend to use commissioned sales agents or underwriters. In the event it uses commissioned sales agents or underwriters, it will file an amendment to this Offering Circular.

(2) Does not include expenses of the Offering, including costs of blue sky compliance. See “Plan of Distribution.”

This Offering Circular covers the offer and sale of Series A Non-Voting Preferred Stock to:

•	New or existing investors in the company who will pay cash for their investments; and

•	New or existing investors in the company who will exchange services for their investments; and

•	Members of the company (people who use the company’s website and related technologies) who will receive stock in reward for using the company’s services, which we refer to as our Stock Award program.

See “Plan of Distribution.”

Prior to December 1, 2017, there was no public market for our Series A Non-Voting Preferred Stock. Our Series A Non-Voting Preferred Stock began being quoted on the OTCQB Venture Market operated by OTC Markets Group Inc. (“OTCQB”) under the symbol “RWRDP” on December 1, 2017. The Depositary Trust Company made RWRDP DTC-eligible and the first trades happened in March, 2018. In 2019, the stock began being quoted on the OTC Pink Market.

The company is offering a maximum of 100,000,000 shares of Series A Non-Voting Preferred Stock on a “best efforts” basis (the “Offering”). There is no minimum offering amount. The Offering will continue until the earlier of (1) the date when all shares have been sold and (2) the date on which the Offering is earlier terminated by the company at its sole discretion. See “Plan of Distribution” and “Securities Being Offered” for a description of the company’s capital stock. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

Sales of these securities will commence on approximately March 11, 2021 at 12:01 AM Eastern time.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular, the term “iConsumer” or “the company” refers to iConsumer Corp.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING CIRCULAR, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LETTER TO PROSPECTIVE SHAREHOLDERS

January 31, 2021

We’re making real the opportunity for millions of ordinary people to legally and easily become investors in a publicly traded startup company, simply by downloading our apps or by shopping at over 2,300 stores. Ordinary people, often first-time investors in any kind of a company, building their futures while saving money today.

The novel coronavirus turned the world upside down. We zigged and zagged. Through it all, building for the future remained as important as ever. We look forward to the next year, when our nest eggs should be bigger, and the future easier.

Thanks for helping us Change the Faces of Wall Street.

Robert N. Grosshandler

Kimberly Logan

Co-Founders

RISK FACTORS

The Securities and Exchange Commission (the “Commission”) requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and its Business

The company is affected by the coronavirus pandemic

The Covid-19 pandemic is affecting the behavior of consumers, investors, service providers, and retailers in predictable and unpredictable ways that have and will continue to have an impact on the company’s ability to operate. The world of shopping and online life have fundamentally changed. This has included a significant reduction in certain types of online shopping by consumers, a complete cessation of travel-related purchases, a reduction in the number of retailers interested in utilizing our channel, and anecdotal evidence that investors are being more cautious.

The company’s pivot and pivot back (to and from “maximum cash back”) to address the changed shopping and investing environment introduced and amplified the risks outlined elsewhere in this Offering Circular. The company returned to its singular message of stock back rebates on October 22, 2020. With the gradual roll out of a vaccine in the United States, some are predicting a return to a new normal in the third or fourth quarter of 2021. The membership base recruited during the pivot may be less interested in the equity-oriented portion of our offering. The opportunity for membership growth makes raising funding more imperative at a time when external financing is more problematic.

The company may be presented with opportunities to acquire other companies (or assets) that are adversely affected by the pandemic. The company may not have the depth of management experience or financing to properly address these opportunities. If the company does not take advantage of those opportunities, competitors may be able to do so.

The company has only recently commenced its planned principal operations.

iConsumer was formed in 2010 and recognized no significant revenues prior to 2016. In the first quarter of 2016, the company experienced positive results from its market testing. This testing was limited in scope and duration. After the positive testing results, the company reduced its marketing expenditures in anticipation of a first closing on its initial offering, which it did in December 2016. Throughout the balance of 2016, and until January 2017, its focus had been on preparing a marketing campaign, not member acquisition or revenue growth. Its preferred equity was first traded on the OTCQB market in March 2018. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. iConsumer’s current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of shoppers and the reaction of existing competitors to iConsumer’s offerings and entry of new competitors into the market. iConsumer will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

The company depends on one source of revenue.

The company is completely dependent on online shopping. If this market were to cease to grow, or to decrease, for reasons that may include economic, health emergency or technological reasons (including, for example, recessions, pandemics, or loss of confidence in online commerce due to hacking) the company may not succeed. The company’s current member base is small compared to competitors, having begun post-testing operations in February 2017, and the company will only succeed if it can attract a significant number of members.

The company’s current member base of retailers and advertisers (to whom it provides advertising and loyalty services) numbers approximately 2,300. The company will only succeed if these retailers choose to continue to do business with iConsumer. They may choose to stop doing business with the company for reasons in or out of the control of the company. There are no contractual requirements binding the retailer or advertiser to continue a relationship. Most of these retailers are primarily focused on the U.S. market.

The company is depending on the incentive of ownership in the company to attract members.

iConsumer is using the prospect of ownership in the company and the ability to share in its success as an incentive to use the company’s products. If potential consumers do not find this a compelling reason to use iConsumer as opposed to its competitors, the company will have fewer unique selling propositions to distinguish it from its competitors. This incentive requires that potential shareholders be able to ascertain the value of their ownership, which may be hard or impossible to do. The amount of the incentive is calculated based upon a consumer receiving ownership using the price per share specified in the offering statement in effect as of the date that consumer makes a purchase with a merchant via the company's website. If that incentive does not work, the company is less likely to succeed.

The value of the ownership earned by consumers is a non-cash expense to the company.

This non-cash expense will depress earnings for the foreseeable future. This may affect the price future prospective shareholders are willing to pay for the stock. The company’s financial projections assume that there is a tax benefit to this non-cash expense. If that assumption is false, the company will have a larger tax liability than anticipated. The company is recording the cost of the incentive compensation at the last public price paid for its stock in its qualified offerings. If the market price of the company as quoted on a market (e.g. OTC) is different from that price, and if there is sufficient liquidity in that market, the company will need to use the market price to ascertain the value of the stock earned by members. If there is no price quoted publicly or in a prior offering, the company will need to use other valuation methodologies.

The company is challenged in raising capital.

Until the company is cash flow positive, it requires outside financing to meet its obligations, and to fund its growth. Raising such outside financing is extremely hard to do, and there is no certainty that the company will succeed in raising sufficient financing.

The company’s operations are reliant on technology licensed from a related company.

iConsumer’s operations are run on technology licensed from Outsourced Site Services, LLC (“OSS”), a company under common control, pursuant to an Amended and Restated License Agreement dated May 25, 2016 (the “License Agreement”), which is summarized under “Interest of Management and Others in Certain Transactions". iConsumer pays OSS a license fee for the use of this technology, and it is the intention of Robert Grosshandler, who controls both companies, to reduce the fee over time, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Changes in the license fee will impact the company’s expenses and profitability. Since Mr. Grosshandler controls both companies, and will continue to control iConsumer after this offering, he will have the power to determine whether the company will continue to be able to rely on the OSS license, and the price (whether at market rate, or above or below market rate) it pays for the license.

During the pandemic, Mr. Grosshandler has unilaterally chosen to eliminate the license fee, increasing the company’s profitability. Mr. Grosshandler may choose at any time to reinstate the license fee.

A related company provides operational and other services, which eventually the company will have to pay for at market rates.

The company’s personnel and other operational support such as web hosting, site maintenance, member support, retailer support and marketing are currently provided by OSS, pursuant to the License Agreement, as described in “Interest of Management and Others in Certain Transactions”. The company will eventually have to pay its own personnel and perform these functions itself or outsource them to other providers. This may have the result of increasing the company’s expenses. The current arrangement also means that the financial results of the company in the current stage of operations are unlikely to be a good indicator of future performance.

The company depends on a small management team.

The company depends primarily on the skill and experience of two individuals, Robert Grosshandler and Kimberly Logan. If the company is not able to call upon either of these people, for any reason, its operations and development could be harmed.

The company is controlled by its officers and directors.

Robert Grosshandler currently holds all of the company’s voting stock, and at the conclusion of this offering will continue to hold all of the company’s common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Competitors may be able to call on more resources than the company.

While the company believes that its approach to online shopping is unique, it is not the only way to attract users. Additionally, existing or new competitors may replicate iConsumer’s business ideas (including the issuance of shares to users) and produce directly competing offerings. These competitors may be better capitalized than iConsumer, which might give them a significant advantage, for example, in surviving an economic downturn where shoppers pull back. Competitors may be able to use their greater resources to provide greater rebates or cash back to consumers, even to uneconomic levels that iConsumer cannot match.

There are logistical challenges involved in the management of large numbers of shareholders.

iConsumer’s business plan is based upon using share ownership as a way to attract online shoppers to its services, and the more it succeeds in doing so, the larger the number of shareholders it will have to manage. The need to address shareholder concerns with respect to recording of ownership, transfer and communications with shareholders may take up a disproportionate amount of management time and increase costs.

Our accountant has included a “going concern” note in its audit report.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds in this offering, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows from operations, raising additional capital, or likely a combination of the two.

Rebate oriented members are demanding and aggressive.

Companies that offer rebates on member purchases attract members who enjoy pushing the limits in order to maximize their rebates and stock compensation. This aggressive buying behavior can turn into fraudulent behavior against iConsumer or its partners. It is possible that members drawn to offers during the pandemic will be more or less aggressive than members attracted during more normal periods. The company will need to manage this risk and behavior. Doing so may take up a disproportionate amount of management’s time. This behavior may have unknown financial exposure for iConsumer.

The transitions to and from providing rebates in the form of cash back may cause confusion.

On August, 1, 2019, the company transitioned to providing its equity as its sole reward. In April, 2020, as a result of the coronavirus pandemic, the company returned to offering cash back rewards in addition to its equity reward. On October 22, 2020, the company returned to offering equity as its sole reward. Members attracted by cash back rewards may spend more or less than their historical averages, due to the transition from equity rewards. The company had chosen to offer its members 95% of its revenues as the amount of cash back. The change in reward models makes period to period comparisons difficult and makes forecasting future results uncertain.

Having used Bitcoin as compensation creates speculative risk to the company.

For approximately a year, ending on November 23, 2018, the company offered Bitcoin as a reward. The company is required to purchase Bitcoin at prevailing market rates in order to satisfy its need to fulfill previously earned Bitcoin to members.  As the markets for Bitcoin are new, thinly capitalized, and unregulated, the company is not able to foresee all of the risks the need to purchase Bitcoin might entail.  At a minimum, this need to participate in the cryptocurrency markets exposes the company to the extreme volatility in the market price of Bitcoin, plus the potential inability to purchase sufficient Bitcoin at any price.  While the company intends to use commercially reasonable means to mitigate those risks (including, but not limited to, engaging in hedging operations), it may lack the expertise, capital, or other elements necessary to successfully purchase Bitcoin to fulfill its obligations to members.

Having earned Bitcoin as compensation creates speculative risk to the member.

The price of Bitcoin in the market may drop radically between the time the award to the member was calculated (Bitcoin awards ceased in November, 2018), and the time the member is able to transfer the Bitcoin from iConsumer into his or her account or wallet. The member bears that speculative risk.

The value of Bitcoin earned by a member may decrease between the date it was earned and the date at which it is transferred.

The price of Bitcoin in the market may drop radically between the time the award to the member was calculated, and the time the member requests a transfer of the Bitcoin from iConsumer into his or her account or wallet. The company anticipates transferring Bitcoin immediately upon request. However, there may be a delay between the request and the transfer. The member bears the risk of fluctuation between the time of the award and the time of the ultimate transfer to the member.

The company has no management with international experience.

The company may need to expand its marketing, investment efforts, and operations beyond North America. Current management has no experience in this area. It may need to hire employees, or retain contractors and advisors, with applicable experience. There is no assurance that such employees, contractors, or other resources, will be available and/or affordable at the point the company seeks such assistance.

The historical performance used to create forecasts may not scale with additional marketing expenditures and could prove inaccurate.

The company’s forecasts are based on behaviors observed prior to the coronavirus pandemic. The company expects consumer and retailer behavior to change as a result of the pandemic. Those behaviors may not be indicative of future performance. If we attract sufficient capital to scale our marketing efforts, we believe that our cost of member acquisition will rise. Additionally, if the new members behave differently than the members acquired in the past, it may take longer for the company to reach cash flow break even. It is possible that the company does not raise enough money in this offering to fund its continued operations.

Members who earned shares under the company’s Stock Award program may have remaining rescission rights.

Under Commission rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”) must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The company failed to amend its offering statement that was re-qualified by the Commission on February 13, 2017 on a timely basis. As a result, that offering statement was no longer available for the company to make stock awards to members who made purchases from February 14, 2018 until May 23, 2018. We permitted members to earn stock awards until May 23, 2018. Stock awards earned during that period may not have been exempt from the registration or qualification requirements under federal securities laws, may have been awarded in violation of federal securities laws and may be subject to rescission. In order to address this issue, we made a rescission offer to all members who earned stock awards from February 14, 2018 until May 23, 2018. Two members accepted our offer of rescission, for a total of 1,824 shares.

Federal securities laws do not provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required or was not otherwise exempt from such registration requirements. We may continue to be liable under federal and state securities laws for up to an amount equal to the value of those shares plus any statutory interest since February 13, 2018, which we may be required to pay.

Risks Related to the Company's Securities and this Offering

There is no current liquid market for the preferred stock. We may not continue to satisfy the requirements for quotation on the OTC markets and, even if we do, an active market for the preferred stock may not develop.

Prior to December 1, 2017, there was no formal marketplace for the resale of the company’s preferred stock. Our preferred stock is quoted on the OTC “Pink” over-the-counter market operated by OTC Markets Group Inc. under the symbol “RWRDP”. Even though our stock is quoted, that does not mean that there is or will be a liquid market for our equity. If we fail to continue to meet the requirements for quotation on OTC, the shares may be quoted on other tiers of the over-the-counter market to the extent any demand exists. Whether or not we’re quoted on a market, or listed on an exchange, investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral, or be able to hold the stock in a traditional brokerage account. Without a liquid market for the preferred stock, it may be impossible for shareholders to be able to value their stock, reducing or eliminating the value of the stock as an incentive. Even if we continue to satisfy the requirements of the OTC, it is not a stock exchange. As a result, there may be significantly less trading volume and analyst coverage of, and significantly less investor interest in, our preferred stock than there would be if the shares were listed on a stock exchange, which may lead to lower trading prices for our preferred stock.

If we are successful in continuing to be quoted on a market, we may be considered a “penny stock”.

Among other consequences, this will make it harder, potentially impossible, for a liquid market in our securities to develop. Without a liquid market, it is harder, potentially impossible, for a shareholder to find a buyer for his, hers, or its securities at an acceptable price. For example, many institutional investors will not invest in “penny stocks”. Many brokerage firms do not trade in penny stocks, accept penny stock for deposit, or trade in stock quoted on the OTC markets.

The ability for investors to deposit stock they have earned or purchased into a brokerage account is challenged.

The rules brokerage firms use to determine whether or not to accept a stock for deposit are opaque, vary from firm to firm, and appear to change frequently without notice. Investors may not be able to sell their stock using a brokerage firm.

If and when our quoted stock price goes down, members / shareholders may react negatively.

Many of the company’s shareholders are first time investors in a publicly traded company. Their reaction to a fluctuating stock price may reduce their participation. For example, they may choose to stop being members or they may choose to air their grievances on social media platforms.

Alternative forms of investment and reward points may become popular.

Competitors, and potential competitors to the company, are rumored to be announcing cryptocurrencies that allow them to raise capital or compete in ways that the company may not be able to replicate. This increases the number of probable competitors to the company. For example, we are aware that Rakuten has announced that Rakuten points will be blockchain-based. The BAT token (basicattentiontoken.org), associated with the Brave browser, may also directly compete with us. Another token that may compete is LOYYAL. The increasing popularity of this fundraising mechanism is making qualified resources able to assist with the process hard to find, and if available, very expensive. There is no assurance that the company will be able to compete with these well-funded competitors.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Risks Related to Bitcoin

The fundamental value of Bitcoin is sensitive to subjective perception.

The value of Bitcoin can be based on its ease of use, the energy used to mine it, what it can be used to purchase, or its revolutionary technology, but there is no underlying value or institution supporting its value. This results in price volatility, which encourages speculative behavior. Speculative subscribers may hold Bitcoin instead of spending it, which makes the currency illiquid. Furthermore, any particular cryptocurrency may become worthless, which could result in an adverse effect on the company and members who have previously received Bitcoin and continue to hold a balance.

A disruption of the Internet or the Bitcoin network could impair the value and the ability to transfer Bitcoin.

A significant disruption in Internet connectivity could disrupt the Bitcoin network, until the disruption is resolved, and could have an adverse effect on the value of Bitcoin. It is possible that such an attack could adversely affect the value of Bitcoin.

The price of Bitcoin and Ether assets are extremely volatile. Fluctuations in the price of Bitcoin could materially and adversely affect the company and the value of members’ rebates and rewards.

The prices of blockchain assets are significant uncertainties for the company and members. The price of Bitcoin and other cryptocurrencies such as Ether, Ripple, and Litecoin are subject to dramatic fluctuations. The company uses the Gemini digital asset exchange to set the price at which it awards Bitcoin. For example, the price of Bitcoin on the Gemini exchange on December 24, 2017 at 4 pm Eastern Standard Time (“EST”) was $13,586.76. The company purchased a futures contract on January 12, 2018. At that date, the futures contract reflected a market price of approximately $9,000.00. The 4 pm EST price of Bitcoin on January 23, 2021 on the Gemini exchange was $33,058.99. To further illustrate the volatility of Bitcoin and Ether, we have set forth in the table below the US dollar prices quoted at 4pm EST on the Gemini exchange since September 1, 2017.

Date	Price of Bitcoin	Price of Ether
September 1, 2017	$4,855.44	$391.50
September 15, 2017	$3,690.00	$257.97
October 1, 2017	$4,298.25	—
October 15, 2017	$5,506.37	$329.00
November 1, 2017	$6,570.00	$297.50
November 15, 2017	$7,260.00	—
December 1, 2017	$10,717.48	—
December 15, 2017	$17,715.85	$688.90
January 1, 2018	$13,411.49	—
January 15, 2018	$13,700.00	$1,287.28
February 1, 2018	$9,099.99	$1,012.24
February 15, 2018	$10,081.89	$927.13
April 30, 2018	$9,307.30	$676.37
April 1, 2019	$4,115.29	$140.32
May 1, 2019	$5,299.11	$157.45
December 31, 2019	$7,149.14	$127.82
April 27, 2020	$7,717.79	$194.28
January 23, 2021	$33,058.99	$1,250.77

The company is exposed to these fluctuations until such time as it transfers a member’s remaining Bitcoin earnings earned while the company still offered Bitcoin as a reward.

While the company intends to continue to use commercially reasonable means to mitigate its exposure to such fluctuations, several factors may affect price, including, but not limited to:

●	Global blockchain asset supply;

●

Global blockchain asset demand, which can be influenced by the growth of retailers’ and commercial businesses’ acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

●	Changes in the software, software requirements or hardware requirements underlying a blockchain network;

●	Changes in the rights, obligations, incentives, or rewards for the various participants in a blockchain network;

●

Currency exchange rates, including the rates at which Bitcoin and other cryptocurrencies such as Ether, which the company accepts as payment for subscriptions in this offering, may be exchanged for fiat currencies;

●	Fiat currency withdrawal and deposit policies of blockchain asset exchanges and liquidity on such exchanges;

●	Interruptions in service from or failures of major blockchain asset exchanges;

●	Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in blockchain assets;

●	Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	Regulatory measures, if any, that affect the use of blockchain assets;

●	The maintenance and development of the open-source software protocol of the Bitcoin or other cryptocurrency networks;

●	Global or regional political, economic or financial events and situations;

●	Expectations among blockchain participants that the value of blockchain assets will soon change; and

●	A decrease in the price of blockchain assets that may have a material adverse effect on the company’s financial condition and operating results.

If someone gains access to a member’s login credentials to an iConsumer account, the account holder may lose the value of their account.

If someone gains access to or learns of a member’s login credentials or private keys, that person may be able to dispose of the member’s account and the member’s Bitcoin, and they may lose the entirety of their holdings.

Most holders of cryptocurrencies can only gain access to them by use of a private key. The loss of access to private keys may result in the permanent loss of access to an account and the value of the cryptocurrencies therein.

Bitcoin is stored in a digital wallet on the blockchain and is controllable only by the individual who controls the private key. If the private key is lost or destroyed an investor may be unable to access the Bitcoin held in the digital wallet, which may result in permanent loss of funds. In addition, if the private key becomes known to a third party, it may result in misappropriation and therefore permanent loss of funds. Internet errors related to cyber malfunction of the wallet where the Bitcoin is held could also result in its loss.

While securities accounts at U.S. brokerage firms are often insured by the Securities Investor Protection Corporation (SIPC) and bank accounts at U.S. banks are often insured by the Federal Deposit Insurance Corporation (FDIC), Bitcoin held in a digital wallet currently does not have similar protections.

Unlike bank accounts, credit unions or accounts at other financial institutions that provide certain safety guarantees, such as insurance, to depositors, coins and tokens held in digital wallets on a blockchain are currently uninsured. In the event of loss or loss of utility value there is no public insurer or private insurance to offer recourse to the injured holder.

Cryptocurrency markets are subject to market manipulations and schemes that may decrease the value of Bitcoin.

There is a risk of market manipulation, such as the spreading of false and misleading information about Bitcoin to affect its price. Rumors about Bitcoin may be spread in a variety of ways, including on websites, press releases, email spam, posts on social media, online bulletin boards, and chat rooms. The false or misleading rumors may be negative and could result in a decrease in the value of Bitcoin.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. Investors in this offering will pay $0.25 per share. The table reflects all transactions since inception (including the Recapitalization and Exchange effected in July 2015 and discussed in more detail in “The Company’s Business”), establishing a net tangible book value deficit of $(804,048) or $(0.004) per share as of June 30, 2020. Net tangible book value is calculated as tangible assets less tangible liabilities. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders and earlier investors than just including such transactions for the last 12 months, which is what the Commission requires. The table then gives effect to the sale of shares assuming we issue A) a low-range number of shares, B) a mid-range number of shares and C) the maximum number of shares in this offering.

	Low-Range Raise	Mid-Range Raise	Maximum Raise
Price per Share	$0.25	$0.25	$0.25
Shares Issued	1,000,000	10,000,000	100,000,000
Capital Raised	$250,000	$2,500,000	$25,000,000
Less: Offering Costs	$(25,000)	$(250,000)	$(2,000,000)
Net Offering Proceeds	$225,000	$2,250,000	$23,000,000
Net Tangible Book Value (06/30/20)	$(864,559)	$(864,559)	$(865,559)
Increase to Net Tangible Value	$225,000	$2,250,000	$23,000,000

Net Tangible Book Value Post-Financing	$(639,559)	$1,385,441	$22,135,441

Shares Issued and Outstanding (1/31/2021)	212,131,132	212,131,132	212,131,132
No-fee Shares Earned	15,721,639	15,721,639	15,721,639
Post-Financing Shares Issued and/or Earned and Outstanding	228,852,771	237,852,771	327,852,771

Net tangible book value (deficit) per share prior to offering	$(0.0041)	$(0.0041)	$(0.0041)
Increase/(Decrease) per share attributable to new investors	$0.0013	$0.0099	$0.0716
Net tangible book value (deficit) per share after offering	$(0.0028)	$0.0058	$0.0675
Dilution per share to new investors	$0.2500	$0.2401	$0.1784

The table reflects past issuances to members on a no-fee basis under the prior offerings. It does not reflect future issuances to members on a no-fee basis. Any no-fee issuances to members will further dilute investors in this offering.

No-fee issuances are those shares issued and transferred to members and others as consideration for, among other activities, the member making purchases from network retailers using the iConsumer platform. No cash is received from the member as part of the consideration. iConsumer is under no obligation to issue shares unless it has an offering statement qualified by the Commission at the time a member makes a purchase. iConsumer has not, and will not, issue no-fee shares unless it has a qualified offering statement. We refer to these no-fee issuances as iConsumer’s “Stock Award” program.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s members, employees, or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as a public offering, another crowd funding round, a venture capital round, angel investment), employees exercising stock options, compensation to members, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake (at least on paper) is worth $200,000.

●	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

The Offering Statement filed with the Commission covers the offer and sale of preferred shares to:

●	New and existing investors in the company who will pay cash for their investments; and

●	Members of the company (people who use the company’s website) who will be awarded “no-fee shares” in reward for using iConsumer’s services and to encourage them to shop more through iConsumer and urge their friends to do the same. Members will earn shares of the company based on the amount of shopping rebates they earn. Members may also earn shares as incentive for other activities, including, but not limited to, signing up to become a member. The issuance of shares to members in exchange for their activities is a “sale” of shares under securities law, and thus must be registered with the Commission or made in reliance on an exemption from registration, such as Regulation A. This Offering Circular therefore covers the issuance of up to 100,000,000 preferred shares to members. The company will not receive cash from the issuance to members; the cash accounted for in “Use of Proceeds” will come from new investors. Under prior offerings, as of January 31, 2021 the company had transferred 6,696,495 shares to the transfer agent to reflect the earnings of approximately 2,702 members; and

●	New and existing investors in the company who exchange services for their investments.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE ISSUANCE OF SHARES TO MEMBERS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

The cash price per share of Series A Non-Voting Preferred Stock is $0.25, which may be paid in cash.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through social media and posting the company’s Offering Circular and supporting materials on an online investment platform.

In the event the company makes arrangements with a broker-dealer to sell its shares, it will file a supplement to this Offering Circular.

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the preferred shares. The company may close on investments on a “rolling” or “continuous” basis (so not all investors will receive their shares on the same date). Each time the company accepts funds is defined as a “Closing." Funds tendered in cash by potential investors will be held by the Escrow Agent and will be transferred to the company upon Closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part. FundAmerica and the Escrow Agent are performing AML and OFAC due diligence on investors tendering cash. All cash funds are held in escrow pending satisfactory due diligence. The company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed. Given the timing of completion of diligence, it is possible that the company could conduct a Closing every weekday, which would be administratively burdensome. In order to reduce the number of Closings, the company may wait until it has completed due diligence on several investments before submitting a disbursement request to the Escrow Agent.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales, as well support from OSS. It has only a limited amount of cash on hand, but the License Agreement with OSS provides that OSS will be responsible for much of the company’s operations, as set out in “Interests of Management and Others in Certain Transactions.”

Processing of Subscriptions

You will be required to complete a subscription agreement in order to invest or to receive “no-fee” shares in the Stock Award program. The subscription agreement includes a representation by the investor (including members receiving no-fee shares) to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

The company has previously paid Fund America, Inc., a technology and escrow service provider, an escrow fee of $500. Additionally, the company will pay Fund America $7.50 per transaction processed for investments over $250. Direct Transfer, LLC, an affiliate of Issuer Direct Corp., serves as transfer agent to maintain shareholder information on a book-entry basis and will charge $2.50 for a new cash shareholder who invests less than $1,000, $5.00 for a new cash shareholder who invests $1,000 or more, and $1.50 for each new no-fee shareholder, upon transfer and issuance of their shares, subject to change. If each investor were to invest a subscription amount of $200.00 for the offering per investor, the company estimates the maximum fee that could be due to Fund America and Issuer Direct Corp. for the aforementioned services would be $125,000 if it achieved the maximum offering proceeds.

The company may also engage additional broker-dealers, processing agents or internal resources to perform administrative functions, who may have different financial arrangements and costs.

Upon acceptance of an investment, the FundAmerica platform automatically generates and sends an email with the details of the transaction to the investor. In the event that the company does not accept an investment in whole or in part, it will notify an investor via email through the FundAmerica platform.

The company anticipates that the share register as maintained by the transfer agents will reflect the issuance and transfer of shares to investors within two weeks after the company accepts and closes on an investment.

The company is absorbing all fees connected to cash investments charged by FundAmerica and/or Issuer Direct, where practicable.

The Incentive Program

The primary business of iConsumer is helping its members understand and participate in the stock market. To facilitate that, consumers are incented to utilize the services of iConsumer to earn rebates and save money via coupons and “deals” whenever they shop at participating retailers. The retailers pay iConsumer for this service, and iConsumer shares those payments with its members as a rebate.

The incentive is delivered as “stock back”. Consumers receive a portion in the equity of iConsumer – RWRDP. The company will only issue shares (“no-fee shares”) to members while it has an Offering Statement qualified by the Commission, such Offering Statement remains qualified, and upon each member's execution of a subscription agreement, as well as their compliance with other requirements as set out in the company’s terms of service. The rebate percentage (typically the rebate is a percentage of the purchase amount) is displayed to the user on iConsumer’s site, in its apps, or as a banner on the retailer’s site prior to the user making a purchase.

The rebate percentage varies from retailer to retailer and is set by iConsumer. iConsumer may vary the rebate percentage frequently.

The rebates that are to be delivered as equity are calculated as a percentage of the purchase price, if possible. The price used for this calculation is the price of the stock as set forth in the offering statement that is qualified as of the date of purchase. That price is displayed in the footer of most pages of the iConsumer website. iConsumer may vary the number of shares earned per purchase at its sole discretion.

The consumer thus knows the percentages (or fixed “special rate”) of the rebates to be received, prior to making a purchase.

As of June 30, 2020 the company’s books reflected a liability of $65,546 for Bitcoin earned as a reward between December, 2017 and November, 2018. It may purchase futures contracts to cover this liability and to protect from cryptocurrency volatility, in addition to purchasing Bitcoin. The company currently holds less than three month’s anticipated demand for Bitcoin in a wallet or in an account on an exchange. As its redemption experience grows, it may hold more or less Bitcoin in a crypto wallet on in an account on an exchange.

The security of the exchange-based account is a feature of the exchange. Where the Bitcoin is held in iConsumer’s wallet, that wallet is kept on a computer that is not publicly accessible, or in cold storage in a hardware wallet like a Nano. The wallet technology is provided by a third party. The state of wallet technology is rapidly changing, and we expect to change wallet providers as technology improves. For security reasons, we are not disclosing the vendors of the products and services we employ to transact in and store cryptocurrencies.

The company used Bitcoin for rewards between December 23, 2017 and November 12, 2018. The company believes it currently holds Bitcoin sufficient to meet anticipated redemption needs through April 30, 2021.

Until such time as a member requests, and the company completes, a transfer of Bitcoin to the member’s wallet or exchange account, ownership of the Bitcoin does not pass to the member. The company does not allocate a specific purchase of Bitcoin to a specific member. The company’s Bitcoin is an asset of the company and may be used for any purpose it deems appropriate.

The company intends to keep Bitcoin purchases at a minimum to reduce security concerns. It may continue to use futures contracts to protect against upward price movements of Bitcoin.

An example from a retailer’s site.

The consumer is able to see a ledger recapping purchase amounts and stock earned amounts.

An example (incentives change frequently):

Jody learns about iConsumer from her friend George. When Jody becomes an iConsumer member and makes her first purchase from a participating retailer, iConsumer awards her 100 shares of equity, subject to the existence of a qualified offering statement for the shares.

Jody makes a $100 purchase at macys.com via iConsumer because she knows she’ll earn 22.22 iConsumer shares (assuming a qualified offering statement is on file with the Commission).

After approximately 75 days have passed (to allow for returns), Jody may request the company to issue and transfer her earned shares. Upon her request and payment of any transfer agent fees, the execution of the appropriate subscription agreement, confirmation that Jody has complied with iConsumer’s terms and conditions, and assuming a qualified offering statement is on file with the Commission, her accrued shares will be issued and transferred to the transfer agent’s books in about a month.

From time to time the company may offer or withdraw additional incentives for George to recruit Jody.

As of January 31, 2021 iConsumer had transferred (utilizing prior offerings) 6,696,495 shares to approximately 2,702 members as a result of their joining, shopping, and recruiting other members.

Offering Circular Supplements and Post-Qualification Amendments

The company undertakes to file, during any period in which offers or sales are being made,

1)	Any supplement required pursuant to Rule 253(g) under the Securities Act; and

2)	A post-qualification amendment to the Offering Statement to reflect in the offering circular any facts or events arising after the qualification date of the Offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Offering Statement.

USE OF PROCEEDS

Assuming the Maximum Offering amount is raised, the net proceeds of this offering to the issuer, after expenses of the offering (payment to Fund America, Issuer Direct Corp. LLC, professional fees and other expenses) will be approximately $23,000,000. All cash proceeds will be derived from the sale of preferred shares to new investors as opposed to the issuance of preferred shares to members.

There is no minimum offering amount.

If iConsumer receives the maximum proceeds in this offering, it plans to use the net proceeds as follows:

•	Marketing expenses (primarily new member acquisition) in the amount of approximately $16,000,000.

•	Web site and technological development in the amount of approximately $3,000,000.

Approximately $4,000,000, or 16% of the net proceeds, assuming the maximum amount offered is raised, has not been allocated for any particular purpose.

Because the offering is a “best efforts” offering, iConsumer may close the offering without sufficient funds for all the intended purposes set out above. In that event it will “bootstrap” its expenses and only spend funds on marketing when it has cash to do so.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

The company was incorporated in 2010 and began operations in 2015. Since founding, it has not undergone any reorganization or acquisitions. Prior to 2016, the company had negligible revenues. In 2016, the company began offering consumers the opportunity to learn about the stock market by becoming shareholders in a publicly quoted company. They receive rebates from shopping in the form of equity (Series A Non-Voting Preferred shares) in the company, in addition to other forms of incentives, including cash rebates, and beginning in December 2017, Bitcoin. On November 12, 2018, the company ceased offering Bitcoin as a reward mechanism.

In order to have a platform that could comply with U.S. securities regulations, the company filed an offering statement with the Commission under Regulation A promulgated under the Securities Act. That offering statement was first qualified in September 2016 and the company began an offering under Regulation A.   This offering was a continuous offering and remained open through February 13, 2018.

In February 2017 the company raised the price per share in the offering from $0.045 to $0.09. The company’s offering statement was requalified by the Commission on February 13, 2017. The offering remained open until February 13, 2018. Under Commission rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The company failed to amend its offering statement on a timely basis. As a result, that offering statement was no longer available for the company to make stock awards to members who made purchases after February 13, 2018 and through May 23, 2018, a period during which the company permitted members to earn stock. Stock awards accrued during that period may not have been exempt from the registration or qualification requirements under federal securities laws, may have been accrued in violation of federal securities laws and may have been subject to rescission. As of December 31, 2017, it had closed on cash investments in that offering from 188 individuals, representing $174,866 of invested capital since the inception of the offering.

On June 13, 2018, the Commission qualified the company’s offering statement for a new offering under Regulation A. The share price in this offering was raised to $0.15/share. This offering was a continuous offering and remained open as of December 31, 2019. As of December 31, 2019, it had closed on cash investments in that offering from 40 individuals, representing $40,288 of invested capital.

On June 10, 2020 the Commission qualified the company’s offering statement for a new offering under Regulation A. The share price in this offering was raised to $0.18/share. This offering is a continuous offering and remained open as of March xx, 2021.

On October 26, 2018 the Commission qualified the company’s offering statement in connection with a rescission offer under Regulation A. This offering covered stock that may have been earned by members between February 13, 2018 and May 23, 2018. It provided a mechanism for eligible members to, at their option, reverse the transactions that resulted in them earning stock and other rebates during the period in question. Two people took advantage of the rescission offer.

As of December 31, 2020 the company had approximately 68,000 members.

The company applied to the Financial Industry Regulatory Authority (“FINRA”) to obtain a ticker symbol in January 2017 so that the company’s Series A Non-Voting Preferred shares could be traded on a market. In December 2017 FINRA issued the company the ticker symbol RWRDP. In March 2018 the first trading of RWRDP occurred on the OTCQB market.

Principal Products and Services

The company provides its members the opportunity to experience ownership of a company quoted on the over-the-counter market (iConsumer). The company generates revenue by providing an online shopping portal where the company’s members can shop at approximately 2,300 participating retailers worldwide. The retailers pay the company commissions and advertising fees in exchange for members’ shopping. In turn, the company rebates a portion of its revenues to its members in the form of equity. From January 1, 2018 through November 12, 2018 members could also earn Bitcoin as a reward for shopping. In 2018 and 2019, revenue from advertising was negligible. From time to time, the company has offered cash back rewards, in addition to equity rewards. The company launched its online shopping services to the general public in a testing mode on June 19, 2015. From that date until December 23, 2017, it offered rebates in the form of its equity and cash. On December 23, 2017, the company transitioned from offering cash rebates to offering Bitcoin rebates. On November 12, 2018, the company transitioned back to offering cash rebates. It retained the ability to fulfill its cash obligation to a member by remitting Bitcoin instead of cash, at the member’s option. On August 1, 2019 the company ceased offering cash rebates and began only offering equity rebates. In April, 2020, in response to the coronavirus pandemic, the company began offering cash rebates in addition to offering equity rebates. In October, 2020, the company ceased offering cash rebates.

The Incentive Program

The company provides its members the opportunity to experience the ownership in a company quoted on the over-the-counter market (iConsumer). To facilitate that, consumers are incented to utilize the services of iConsumer to earn rebates and save money via coupons and “deals” whenever they shop at participating retailers. The retailers pay iConsumer for this service, and iConsumer shares those payments with its members as a rebate.

The rebate incentive is delivered as ownership in iConsumer. Consumers receive the equity of iConsumer – RWRDP. Additionally, prior incentives included cash or Bitcoin. The company only promotes and issues shares (“no-fee shares”) to members during the period when it has an Offering Statement that is qualified by the Commission, such Offering Statement remains qualified, and upon each member’s execution of a subscription agreement, as well as their compliance with other requirements as set out in the company’s terms of service. The rebate percentage (typically the rebate is a percentage of the purchase amount) is displayed to the user on iConsumer’s site, in its apps, or as a banner on the retailer’s site prior to the user making a purchase.

The rebate percentage varies from retailer to retailer and is set by iConsumer. iConsumer may vary the rebate percentage frequently.

The rebates that are to be delivered as equity are calculated as a percentage of the purchase price, if possible. The price used for this calculation is the price of the stock as set forth in the offering statement that is qualified as of the date of purchase. That price is displayed in the footer of most pages of the iConsumer website. iConsumer may vary the number of shares earned per purchase at its sole discretion.

From December 23, 2017 through November 12, 2018, the rebates that were to be delivered as Bitcoin were typically calculated as a percentage of the purchase price. The price of Bitcoin at 4 p.m. EST on the Gemini Exchange on the date of the purchase transaction was used to calculate the exchange rate between the currency of the purchase transaction and Bitcoin. For purchase transactions that were not reversed (typically due to returns), the company offered the member the ability to request a transfer of the earned Bitcoin approximately 75 days after the purchase transaction date.

As of the date of this Offering Circular, the company believes it currently holds sufficient Bitcoin to meet anticipated redemption needs through April 30, 2021. Should it have underestimated redemption demand, it will need to purchase additional Bitcoin in the market at market prices.

Until such time as a member requests, and the company completes, a transfer of Bitcoin to the member’s wallet or exchange account, ownership of the Bitcoin does not pass to the member. The company does not allocate a specific purchase of Bitcoin to a specific member. The company’s Bitcoin is an asset of the company and may be used for any purpose it deems appropriate.

The company intends to keep Bitcoin purchases at a minimum to reduce security concerns. It may use futures contracts to protect against upward price movements of Bitcoin.

An example (incentives change frequently, and are subject to a current Offering Statement) follows:

Jody learns about iConsumer from her friend George. When Jody becomes an iConsumer member and makes her first purchase from a participating retailer, iConsumer awards her and George 100 shares of equity.

After approximately 75 days have passed (to allow for returns, processing, and payment), Jody may instruct iConsumer to transfer her shares to the transfer agent.

As of January 31, 2021, iConsumer had issued and transferred 6,696,495 shares to approximately 2,702 shareholders due to their shopping and referral activity.

Market

The company’s target market encompasses all online shoppers, with the target generally being those shoppers located in the United States. While the company has no direct competitors utilizing equity ownership in itself as an incentive, the company’s indirect competitors include companies that offer cash back or frequent flyer miles or points as incentives for their shopping behavior. Those indirect competitors estimate that they have nearly 100 million global users, and those shoppers located in the United States are the target of the company’s marketing efforts.

The company uses social media, PR, display and other forms of paid and unpaid advertising to attract new members to its site. The marketing strategy includes “influencers” such as bloggers, writers, and other outlets reachable through social media and public relations. The company uses its own members to spread the word about the advantages of the company’s offering.

A further source of potential customers is the people who have expressed interest in the company’s offering of shares through its offering under Regulation A.

Competition

The company’s indirect competitors include Rakuten, Shopathome, RetailMeNot, MyPoints, CouponCabin, Brads Deals, and swagbucks. iConsumer offers the same ability to save money shopping by offering coupons but differentiates itself by additionally offering its members the ability to earn ownership in the company through the acquisition of shares. This further incentivizes members to prefer iConsumer’s offering and to encourage their friends to do the same.

Participating Merchants

Through an agreement with OSS, an affiliated company, iConsumer represents approximately 2,300 retailers, providing cash back and equity back and coupon-based savings to consumers when they shop at these retailers. OSS personnel are responsible for attracting and maintaining those relationships. iConsumer pays OSS a fee based on revenues for this service. OSS provides similar services to iGive.com Holdings, LLC, an affiliated company.

Research and Development

The company is licensing technology developed by its affiliate OSS and has not yet made any expenditures on research and development.

Employees

The company has no directly paid employees. Its management and operations are provided by the affiliated company OSS, as described in “Interest of Management and Others in Certain Transactions.”

Intellectual Property

iConsumer has a copyright on its web site, applications, and other computer software. It has received trademark registrations for iConsumer, the logo, and related marks. The technology upon which the company is relying for its operations is owned by OSS, and licensed to iConsumer.

Litigation

The company is not involved in any litigation.

The Company’s Property

The company does not own any real estate or significant real assets. The company owns, to the extent permitted by law and end-user agreements, the data generated by its members, and about its members. The cost of creating this data is reflected as expenses in the company’s financial statements. The value of these assets is not reflected in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes of this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2020.

The company is in an early stage of development. Operations prior to January 2016 produced minimal revenues.

The company earns revenues through offering advertising on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with customers (primarily retailers) for web traffic and sales referred through the iConsumer.com website and apps (commission revenue).

The company recognizes contract revenue in accordance with FASB ASC 606. For other revenues, it only recognizes revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Revenues from advertising were negligible in 2019 and the first half of 2020.

The company “marks to market” its unhedged Bitcoin assets and liabilities, in accordance with FASB ASC 820. It utilized the closing price of Bitcoin on the Gemini Bitcoin Exchange on June 30, 2020. The company has unhedged Bitcoin liabilities resulting from providing member Bitcoin back rebates in prior periods. The resulting gain or loss on that liability is reported separately as unrealized gain or loss.

Beginning in June 2015, the company began to earn commission revenue by directing members to participating retailers. Measurable revenue from operations began in January 2016.

The company launched improved generations of its mobile apps for Apple IOS and Android throughout the first half of 2020. It also launched updated versions of the iConsumer Button for Chrome, Safari, Firefox, and Edge. Regular releases of the apps and the Button have occurred during that time. These technologies are provided under the license agreement with Outsourced Site Services, LLC OSS, outlined more fully below.

Subsequent to the date of the included financials, the company released updated versions of its apps and Button.

In order to have a platform that could comply with U.S. securities regulations, the company filed an offering statement with the Commission under Regulation A promulgated under the Securities Act. That offering statement was first qualified in September 2016 and the company began an offering under Regulation A. It began issuing and transferring shares of its Series A Non-Voting Preferred Stock to its members and selling equity for cash.

During the first quarter of 2017, the company increased the offering price of the Series A Non-Voting Preferred Stock to $0.09 per share. The company officially announced that it was leaving its “beta testing” phase in February, and commenced full operating mode. The company began advertising heavily to build its membership base, and its base of potential cash investors. The company’s offering statement was requalified by the Commission on February 13, 2017 and was a continuous offering. The offering remained open until February 13, 2018. Under Commission rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The company failed to amend its offering statement on a timely basis. As a result, that offering statement was no longer available for the company to make stock awards to members who made purchases after February 13, 2018 and through May 23, 2018, a period during which the company permitted members to earn stock. Stock awards accrued during that period may not have been exempt from the registration or qualification requirements under federal securities laws, may have been accrued in violation of federal securities laws and may have been subject to rescission.

During the second quarter of 2017, the company continued to advertise heavily. By the end of the period, the company had grown from approximately 13,000 members at the beginning of February 2017, to over 40,000 members.

The company filed a Form 1-Z to notify the closing of the Regulation A offering in May 2017, to comply with the instructions of the Financial Industry Regulatory Authority (“FINRA”), in order to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn. At the time of the filing, the company had approximately 2,600 shareholders, and had raised approximately $148,500 from cash investors.

The company launched an offering of convertible debt under Rule 506(c) of Regulation D promulgated under the Securities Act in September 2017. As of December 31, 2017, the company had raised $154,721 in that offering and did not sell any convertible debt in 2018 or 2019. See “—Liquidity and Capital Resources.”

The company filed a new offering statement on Form 1-A for its second Regulation A offering on January 29, 2018. The offering price for its Series A Non-Voting Preferred Stock changed to $0.15 per share under this filing. On June 13, 2018 the Commission qualified the company’s offering statement. On June 14, the company began awarding shares again.

On February 13, 2018 the previously qualified offering that allowed the company to offer and issue shares expired. The company’s terms and conditions for audience members stated that in the event the company did not have a qualified offering, the company was not obligated or able to award shares. The Commission took the position that company was still offering shares after February 14, 2018. On June 8, 2018 the company filed a Form 1-A offering statement to make a rescission offer under Regulation A, offering to rescind the bundle of shares and Bitcoin awarded to members between February 13, 2018 and May 24, 2018. On October 26, 2018 the Commission qualified that rescission offering. The rescission offer was completed December 6, 2018. Two persons accepted the offer.

The company’s revenues were negatively impacted during May 2018 and June 2018 by its inability to offer its equity as a reward. Subsequent to June, the company’s revenues returned to their pre-May 24, 2018 levels.

The company completed its testing of widely varying member incentives in January 2018. The primary factors affecting gross income (revenue) are the number of users of the company’s services (members), the amount each member spends, and the commission rates paid by participating retailers. By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the company can affect the amount of gross income earned. Generally, the higher the percentage, the more likely a member will make a transaction that generates revenue.

On December 23, 2017, the company transitioned from providing rebates in the form of cash to providing rebates in the form of Bitcoin. On November 12, 2018 the company transitioned back to providing rebates in the form of cash, while retaining the ability to provide fulfillment of the cash owed as a rebate via remitting Bitcoin, at the member’s option. The company buys Bitcoin after the member requests fulfillment, reducing the company’s exposure to Bitcoin price volatility to the time period between the member’s request and the company actually buying the Bitcoin.

The company must update its currently open offering at least once yearly and the Commission must qualify it again for it to remain open and effective. Among other things, an open and qualified offering allows the company to offer its equity as an incentive. On June 13, 2019, the Commission qualified the offering originally qualified on June 13, 2018. The requalified offering eliminated the option for a cash investor to use Bitcoin in lieu of cash. On May 4, 2020, the company updated its then-open offering. On June 10, 2020, the Commission requalified that offering.

On August 1, 2019 the company transitioned to providing newly earned rebates solely in the form of the company’s equity. It eliminated “cash back”. The company believed that offering a singular form of rebate (solely stock, instead of a combination of stock and cash) would be a more persuasive and easily communicated marketing message. As part of that transition, it changed the offering price of its Series A Non-Voting Preferred Stock to $0.18 per share.

In March, 2020, the coronavirus pandemic began to affect the company’s operations. In April, 2020 the company responded, in part, by reinstituting cash back rebates in addition to continuing equity back rebates. Other responses included, but were not limited to, reducing or changing marketing expenditures, eliminating travel, and reducing most other expenses. The company has taken, and will continue to take, whatever other steps it can identify to weather this storm. Those steps may not be sufficient to allow the company to survive. The company believes that pandemic-related social distancing will increase the pressure to shop from home and thus could benefit it. Conversely, retailers are reducing marketing expenditures in ways that will hurt the company.

The increased cash rebate offered to consumers positively affected revenues and hurt gross profit. It contributed to an increase in the rate of new member acquisition.

As part of its response to the pandemic, the company received a change in the costs charged to it by OSS, an affiliated company controlled by Robert Grosshandler. OSS has reduced its fee to 0% of revenues (formerly it was 20%), subject to change without notice, effective March 1, 2020.

Subsequent to the date of the accompanying financials, on October 22, 2020 the company ceased offering cash back rebates. OSS has not increased its fee to the company, but it may do so at any time.

Subsequent to the date of the accompanying financials, the price of Bitcoin increased dramatically. Members to whom iConsumer owed Bitcoin increased their redemptions, and members to whom iConsumer owed cash (earned during the period when iConsumer was offering cash back rebates) increasingly chose Bitcoin as the redemption mechanism. iConsumer generally purchases Bitcoin at the market price to fulfill a member’s request to receive their cash balance as Bitcoin, instead of receiving their cash balance as a check.

In order to support quotation on the OTCQB market, on January 12, 2018 the company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common Stock and Series A Non- Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

Gross profit is gross income less the direct costs of that income (i.e., rebates). Rebates may have cash (including Bitcoin in prior years when applicable) and non-cash components. The non-cash component reflects the estimated fair value, as reflected in the most current offering circular, of the preferred stock to be transferred to the member as the earned rebate. The company focuses on the cash component of its gross profit as the best indicator of results.

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for more than 24 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs and compensates Robert Grosshandler and Kimberly Logan, both of whom are key to the company’s successful operation.

These services are provided pursuant to an Amended and Restated Software License Agreement. The provisions of the License Agreement with OSS will significantly affect the company’s financial results. Under the License Agreement, the company pays 20% of its gross revenue to OSS (amended by mutual agreement to 0% of gross revenues, subject to change without notice, during the course of the pandemic). The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS, which would likely change the company’s gross margins and profitability. In the event the company decides to provide for itself the support services provided by OSS, the company’s gross margins and profitability are likely to change, and the current results of operations may not be indicative of what they would be if the company provided for its own support services.

Both iGive and OSS are 100% owned by Robert Grosshandler.

Due to the effect of the pandemic on the company’s business, the company received an EIDL (“Economic Injury Disaster Loan”) grant from the SBA for $5,000 in April, 2020. It received an EIDL loan for $59,900. The loan has an interest rate of 3.75%, with a 30 year amortization repayable monthly beginning in April, 2021.

Results of Operations

Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019

Revenues for the six months ended June 30, 2020 were $78,283, a decrease from revenues of $89,130 in the same period in 2019. Revenues were primarily composed of commissions from retailers.

A portion of the company’s expenses were in the form of preferred stock, a non-cash item. The stock was valued at $0.09 per share between February 12, 2017 and June 13, 2018, $0.15 per share through July 31, 2019, and $0.18 per share thereafter. The value reflects the price paid by third party cash purchasers in the Regulation A offering.

The company’s cost of revenues for the first six months of 2020 amounted to $161,402 compared to $151,094 for the same period in 2019. Cost of revenues for the first six months of 2020 included $44,701 in preferred stock, a decrease from $103,838 in 2019.

Operating expenses were $232,464 through June 30, 2020, compared to $239,952 for the same period in 2019. The primary components of operating expenses were as follows:

•	Marketing expense increased to $158,822 from $124,674, reflecting the company’s increased marketing efforts. The member stock awards included as a marketing expense – a non-cash item (primarily rewards for joining and referring other shoppers) — were $75,319, up from $45,620 in 2019. The Advertising and Promotion expense was $83,503, up from $79,054 in 2019. Marketing expense did not include expenses related to the company’s offering under Regulation A. Expenses related to the offering were capitalized to prepaid expenses and are charged against shareholder’s equity when the offering is closed.

•	Fees to OSS were $2,703 for the first six months of 2020, a decrease from fees of $17,487 in 2019. This reflected the reduction in gross income for the first part of the year, and the reduction of the percentage charged subsequent to February. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of approximately 2,400 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. OSS and the company have agreed to reduce that to 0% due to the pandemic, subject to change without notice. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

•	Legal fees for the first six months of 2020 were $572, compared to $6,196 in 2019, primarily as a result of decreased regulatory burden.

•	Accounting fees were $34,000 for the first six months of 2020, compared to $35,000 in 2019.

•	Stock issuance fees increased to $13,044 for the first six months of 2020, compared to $6,257 in the first six months of 2019. This primarily represents the cost of members transferring their stock earned from shopping onto the transfer agent’s books, or transferring their stock from the transfer agent to a brokerage account. The company believes that increased stock market liquidity is good for its business, and encourages members to make such transfers by subsidizing the cost of transfer.

Unrealized gains from unhedged Bitcoin liabilities resulting from Bitcoin rebates earned in 2018 were $684.

The company received a pandemic related EIDL grant for $5,000, reported as Other Income.

As a result of the foregoing factors, the company recorded a net loss of $310,583 for the first six months of 2020, compared to a net loss of $301,196 for the same period in 2019.

Twelve Months ended December 31, 2018 Compared to Twelve Months ended December 31, 2019

Revenues for the twelve months ended December 31, 2019 were $177,791, an increase from revenues of $171,132 in the same period in 2018, reflecting the effects of increasing the equity reward percentage while reducing the cash back and Bitcoin incentives paid as a percentage of sales. It also reflected the reduction in the market value of and interest in Bitcoin. Reducing the percentage reduces the incentive for users to shop. Additionally, the company was significantly impacted by its inability to offer its main incentive – ownership in iConsumer —for one third of 2018. Revenues were primarily composed of commissions from retailers.

A portion of the company’s expenses were in the form of preferred stock, a non-cash item. The stock was valued at $0.045 per share for stock earned through February 11, 2017, $0.09 per share between February 12, 2017 and June 13, 2018, $0.15 per share between June 14, 2018 and July 31, 2019 and $0.18 per share thereafter. The value reflects the price paid by third party purchasers in the Regulation A offering.

A portion of the company’s expenses were in the form of Bitcoin, a cryptocurrency. Bitcoin was valued as of the day the expense was incurred, based upon the closing price for that day on the Gemini Bitcoin Exchange.

The company’s cost of revenues for 2019 amounted to $237,431, compared to $282,041 in 2018. Cost of revenues for 2019 included $178,515 in preferred stock, a decrease from $226,718 in 2018.

Operating expenses were $447,201 in 2019, compared to $313,691 in 2018. The primary components of operating expenses were as follows:

•	Marketing expense increased to $236,614 from $98,273, reflecting the company’s increased marketing efforts. The member stock awards included as a marketing expense – a non-cash item (primarily rewards for joining and referring other shoppers) — were $93,269, an increase from $43,369 in 2018. The Advertising and Promotion expense was $143,345, an increase from $54,904 in 2018. Marketing expense did not include expenses related to the company’s offering under Regulation A. Expenses related to the offering were capitalized to prepaid expenses and are charged against shareholders’ equity when the offering is closed.

•	Fees to OSS were $35,558 in 2019, an increase from fees of $ 34,226 in 2018. This reflected the increase in gross income. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of approximately 2,300 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

•	Legal fees for 2019 were $10,861, compared to $70,021 in 2018, primarily as a result of reduced regulatory requirements.

•	Accounting fees were $38,900 in 2019, compared to $49,125 in 2018.

•	Stock issuance fees increased from $19,768 in 2018 to $34,431 in 2019, primarily due to increases in the number of members requesting the issuance and transfer of their stock, plus an increase in the price per issuance from our transfer agent.

Other expenses included the unrealized loss on the BTC iConsumer owes to members. iConsumer marked to market its BTC liability as of December 31, 2019.

As a result of the foregoing factors, the company recorded a net loss of $506,841 in 2019, compared to a net loss of $424,600 in 2018.

Liquidity and Capital Resources

As of the date of this Offering Circular, iConsumer has a low level of liquid assets. The company is completely dependent on the proceeds from a continuing offering of equities under Regulation A and support from affiliated companies to execute its plan of operations. In September 2016, the company commenced its offering under Regulation A. It offered up to $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.045 per share, subsequently raised to $0.09 per share, subsequently raised to $0.15 per share, and subsequently raised to $0.18 per share. The company received $20,341 in cash from the sale of its preferred securities in the Regulation A offering in 2017, including $7,000 in cash that was a receivable at the end of 2016. The company received $1,222 in cash from the sale of its preferred securities in 2018 at $0.09 per share, and $40,288 at $0.15 per share. It has received $78,446 in cash and services between January 1, 2020 and June 30, 2020 at $0.18 per share. In September 2017, the company commenced a private placement under Rule 506(c) of Regulation D of up to $2,000,000 aggregate principal amount of 8% Convertible Promissory Notes due 2020, convertible into shares of its Series A Non-Voting Preferred Stock, at the holder’s option, at a price of $0.075 per share. As of June 30, 2020 the company had raised $168,334 under that offering.

The company received an EIDL loan from the SBA in April, 2020 for $59,900. That note carries a 3.75% interest rate, a term of 30 years, and is payable monthly beginning in April, 2021. The company has no other debt, other than the Convertible Promissory Notes, outside of its obligations to remit earned cash back to members when due, and no obligations to make any capital expenditures. The company has no bank lines or other financing arranged. The company currently has an offering statement qualified under Regulation A for the sale of its preferred securities.

Rescission Offer

Under Commission rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The company failed to amend its offering statement (Commission File No. 24-10480) that was re-qualified by the Commission on February 13, 2017 on a timely basis. As a result, that offering statement was no longer available for the company to make stock awards to members who made purchases after February 13, 2018 and through May 23, 2018. We permitted members to earn stock awards from February 14, 2018 until May 23, 2018. Stock awards accrued during that period may not have been exempt from the registration or qualification requirements under federal securities laws, may have been accrued in violation of federal securities laws and may be subject to rescission.

On October 27, 2018, the company commenced a rescission offer under Regulation A to 2,020 persons who had award transactions during that period. The rescission offer was open until December 6, 2018. It provided a mechanism for eligible members to, at their option, reverse the transactions that resulted in them earning stock and other rebates during the period in question. Two persons accepted the rescission offer for 1,824 shares, and the reversal of $48 in Bitcoin. The company is awaiting executed documentation from the rescinding members to complete the transactions. It had no material effect on 2018 results.

Trend Information

The company is primarily reliant on the economic trends affecting online shopping in the United States.

The novel coronavirus pandemic has been the most important factor affecting the company.

The resumption of cash back rebates in March 2020, coupled with members’ ability to redeem cash back awards via Bitcoin, has increased non U.S. activity.

Bitcoin price volatility has been increasing.

The migration of retail shopping from physical locations to the internet continues and is expected to continue into the foreseeable future. The company believes that this trend is positively affecting its growth.

Amazon continues to enjoy a significant share of that online retail growth. The company has a relationship with Amazon. The revenues from that relationship are growing. As the company succeeds in increasing the share of its revenues from Amazon, the company will have increased customer concentration risk.

Retailers that rely primarily on physical locations are under significant economic pressure. The pandemic has accelerated that pressure. Many of them are going through or will go through bankruptcy proceedings. The company has relationships with some of those retailers. The company will be negatively affected to a greater or lesser degree by retailer defaults. Mitigating that trend is the fact that their customers are migrating to companies with which the company already does business.

The credit risk associated with retailer bankruptcies is mitigated in two ways. First, the company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky. Second, the company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The pandemic has changed consumer buying behaviors, concentrating purchasing in industry leaders like Amazon, Target, and Walmart. During the pandemic and as of the date of this Offering Circular, many retailers paused paying commissions for traffic generated by advertising with companies like iConsumer, negatively affecting revenues. Amazon reduced the commission percentage it pays to companies like iConsumer, negatively affecting revenues. It is not known if or when the paused or reduced commissions will return to pre-pandemic levels.

Travel-related revenues have been reduced to near zero by the pandemic. The company cannot predict when those might return. Hopefully, the availability of a vaccine will hasten their return.

The company utilizes online advertising to attract new members. The cost of the company’s advertising is subject to change, both up and down, depending on the state of the advertising market.

A significant source of new members comes from advertising on (or being listed on) web sites that aggregate offers from cash back sites (iConsumer and its competitors). Those sites may not accept advertising from the company, nor list its offers, if the company does not offer cash back. On August 1, 2019 the company ceased offering cash back. Several of the aggregator web sites stopped featuring the company’s offers, either completely or prominently, having a negative effect on the company’s revenues. The return to cash back in March, 2020 meant that these sites began to feature the company’s offers again, positively affecting new member acquisition and resultant revenues. The return to solely stock back has again reduced the value of those marketing options.

Consumers’ internet use, and especially mobile internet use, continues to grow. The company believes this increase can result in more member growth. Navigating the transition from desktop to mobile internet use presents challenges for the company. The company utilizes technology partners that continue to invest heavily in platforms that are intended to make the company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase. While the company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees. The company believes that its ability to operate virtually will help to mitigate the increased employee challenge. The pandemic also affects our ability to hire and retain employees.

The company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A as amended under the 2012 JOBS Act.

The alternative markets (e.g. OTC) continue to revise their standards for quotation. Those revisions may make it harder or more expensive for the company to obtain or maintain a market for its securities. As of May 1, 2020 the company chose to not pay the fees associated with being quoted on the OTC QB market, and is thus now quoted on the OTC “Pink” market.

While the company promotes itself as a long-term investment, shareholders are generally interested in being able to deposit their shares in a brokerage account to facilitate an eventual sale of those shares. The standards used by brokers to accept such deposits are out of the control of the company. During the third quarter of 2019, the company began to receive increasing reports that brokers were not accepting deposits of the company’s shares. As of the third quarter of 2020, that has not changed. If this difficulty continues or gets worse, it will continue to negatively affect members’ interest in using the company’s services.

The adoption of new mobile wireless technologies such as 4G and soon, 5G, continue to make mobile usage of the company’s offerings more likely.

Alternative blockchain-based competitors are beginning to appear in non-U.S. markets. The company expects blockchain-based competitors, including eBates / Rakuten, to enter the U.S. market at some point.

The price of Bitcoin fell during most of 2018. The trend during 2019 had been for the price of Bitcoin to increase. It continued its increase in 2020 and the first month of 2021. To the extent that iConsumer has liabilities that may only be satisfied with Bitcoin, and to the extent that the company does not own sufficient Bitcoin to satisfy those liabilities, the company is exposed to the risk of the increasing price of Bitcoin.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company’s officer and director is as follows. Mr. Grosshandler is occupied full-time on the company’s business, but are employed by an affiliate of the company as described in “The Company’s Business – Employees.” The company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of office
Executive officers
Robert N. Grosshandler	President	65	Indefinitely from December 2010

Director
Robert Grosshandler		65	Since December 2010

Robert N. Grosshandler, President

Robert Grosshandler has been President of the company since its inception. In 1997, he founded iGive.com, a company that helps consumers raise money for charities by shopping online. He founded iGive and has acted as CEO of iGive from that date to the present. iGive today helps 350,000 consumers contribute to 35,000 charities. He is also founder and CEO of OSS. Between 1976 and 1981 Mr. Grosshandler participated in real estate and industrial workouts. In 1981, he co-founded The SOFTA Group, Inc., which grew to 160 employees when it was sold in 1993. In 1995 he founded and sold a company to a West Coast integrated circuit manufacturer.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

iConsumer has not yet paid or agreed to pay its officers or directors. Currently, Mr. Grosshandler is compensated by OSS and their services are provided to iConsumer under the License Agreement. See “Interest of Management and Others in Certain Transactions.”

In the future the company will have to pay its officers, directors and other employees, which will impact the company’s financial condition and results of operations, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The company may choose to establish an equity compensation plan for its management and other employees in the future.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of January 31, 2020, the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the company’s voting and/or non-voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Robert N. Grosshandler 2724 Simpson Street Evanston, IL 60201	100,000,000 Direct ownership	N/A	100%

Series A Non-Voting Preferred Stock	Robert N. Grosshandler 2724 Simpson Street Evanston, IL 60201	39,214,144 Direct ownership; Mr. Grosshandler disclaims beneficial ownership of shares held by family members	N/A	35%

Series A Non-Voting Preferred Stock	Sanford D. Schleicher 2384 Dehne Road Northbrook IL 60062	12,000,000 Direct ownership, 4,000,000 Dehne Trust #1, beneficial ownership, 4,000,000 Dehne Trust #2 beneficial ownership	N/A	18%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Software License and Services Agreement with Outsourced Site Services

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for over 24 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs Robert Grosshandler.

These services are provided pursuant to the License Agreement. Under the License Agreement, the company pays 20% of its gross revenue to OSS. The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS.  Both iGive and OSS are 100% owned by Robert Grosshandler. As a result of the pandemic, OSS has waived the fees due to it under the License Agreement. OSS may reinstate those fees at any time, without prior notice.

SECURITIES BEING OFFERED

iConsumer’s authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value per share, and 300,000,000 shares of preferred stock, $0.001 par value per share, 250,000,000 of which preferred stock have been designated Series A Non-Voting Preferred Stock. As of January 31, 2021 there were 100,000,000 shares of iConsumer’s common stock outstanding, held by one shareholder of record, and 110,058,576 of Series A Non-Voting Preferred Stock outstanding, held by approximately 2,600 shareholders of record. The company’s board of directors is authorized, without shareholder approval, to issue additional shares of capital stock.

The shares being offered to investors are Series A Non-Voting Preferred Stock of iConsumer. The rights of holders in the Series A Non-Voting Preferred Stock are different from the rights of the holders of the company’s common stock.

The following description summarizes the most important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s amended and restated certificate of incorporation, bylaws and the Certificate of Designations for the Series A Non-Voting Preferred Stock, copies of which have been filed with the Commission as Exhibits 2.1, 2.2 and 3.1 to the Offering Statement of which this Offering Circular is a part. For a complete description of iConsumer’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws, to the Certificate of Designations and to the applicable provisions of Delaware law.

Series A Non-Voting Preferred Stock

Dividend Rights

Series A Non-Voting Preferred Stock will receive dividends, in preference to the holders of common stock and any other capital stock, when and as dividends may be declared from time to time by the board of directors out of legally available funds. While any shares of Series A Non-Voting Preferred Stock are outstanding, no dividends can be paid or declared, and no distribution can be made, until all accrued and unpaid dividends have been paid or declared and set apart.

Voting Rights

The Series A Non-Voting Preferred Stock have no voting rights except as required under law.

Right to Receive Liquidation Distributions

In the event of iConsumer’s liquidation, dissolution or winding up, holders of its Series A Non-Voting Preferred Stock issued in this offering will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of the company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Shares of Series A Non-Voting Preferred Stock issued prior to January 12, 2018 have a liquidation preference equal to the original issue price of such shares if, at the time of liquidation, those shares are still held by the shareholder of record as of January 12, 2018. Any holders of shares earned through the reward program who were recorded on the company's share register as of that date are considered holders of record, which includes members who earned and were issued shares prior to January 12, 2018. Any shares transferred by a shareholder who held shares as of that date will no longer have a liquidation preference.

Rights and Preferences

The Series A Non-Voting Preferred Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Series A Non-Voting Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of iConsumer’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of iConsumer’s common stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders, including the election of directors. The company’s shareholders do not have cumulative voting rights in the election of directors.

Right to Receive Liquidation Distributions

In the event of iConsumer’s liquidation, dissolution or winding up, holders of its common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of the company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of iConsumer’s common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the company’s common stock. The rights, preferences and privileges of the holders of the company’s common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the company’s Series A Non-Voting Preferred Stock and any additional classes of preferred stock that the company may designate in the future.

Transfer Agent and Registrar

The company has appointed Issuer Direct as its transfer agent.

FINANCIAL STATEMENTS

iCONSUMER CORP.

INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2020 AND JUNE 30, 2019

iConsumer Corp.
BALANCE SHEETS
June 30, 2020 (unaudited) and December 31, 2019

	6/30/2020	12/31/2019
ASSETS
Current Assets
Accounts Receivable	$8,007	$11,543
Due from Escrow Agents	539	358
Bitcoin	751	991
Prepaid Expenses	251	5,839
Total Current Assets	9,548	18,731
TOTAL ASSETS	$9,548	$18,731
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$76,842	$134,897
Checks Written in Excess of Cash	51,476	31,805
Member Bitcoin Payable	65,546	54,798
Convertible Notes Payable, Net	152,993	127,533
Member Cash Back Payable	165,459	127,211
Total Current Liabilities	512,316	476,244
Non-Current Liabilities
Convertible Notes Payable	-	11,000
EIDL Loan Payable	59,900	-
Due to Related Parties	283,891	338,535
Total Non-Current Liabilities	343,791	349,535
Total Liabilities	856,107	825,779
Stockholders' Equity (Deficit)
Paid in Capital	2,053,515	1,783,390
Retained Earnings (Deficit)	(3,110,534)	(2,799,952)
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at June 30, 2020 and December 31, 2019.	100,000	100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 110,460,332 and 109,513,701 issued & outstanding at June 30, 2020 and December 31, 2019	110,460	109,514
Total Equity (Deficit)	(846,559)	(807,048)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$9,548	$18,731

The accompanying notes are an integral part of these financial statements.

iConsumer Corp.

STATEMENTS OF OPERATIONS (UNAUDITED)

For six month periods ended June 30, 2020 and June 30, 2019

	6/30/2020	6/30/2019
Revenues:
Commissions from Merchants	78,283	89,130
Total Revenues	78,283	89,130
Cost of Revenue
Member Cash Back Rebate	116,701	47,256
Member Stock Back Rebate	44,701	103,838
Total Cost of Revenue	161,402	151,094
Gross Profit (Loss)	(83,119)	(61,964)
Operating Expenses
Accounting	34,000	35,000
Interest Expense	21,499	21,816
Legal Fees	572	6,196
Marketing
Member Stock Awards	75,319	45,620
Advertising & Promotion	83,503	79,054
Membership Expenses	296	627
OSS Service Fee, a related party	2,703	17,487
Other Professional Fees	2,212	3,000
Stock Issuance Fees	13,044	6,257
Unrealized Gain/Loss on unhedged BTC	(684)	24,895
Total Operating Expenses	232,464	239,952
Net Operating Loss	(315,583)	(301,916)
Other Income	5,000	0
Net Income	$(310,583)	$(301,916)

The accompanying notes are an integral part of these financial statements.

iConsumer Corp.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For six month periods ended June 30, 2020 and June 30, 2019

	6/30/2020	6/30/2019
OPERATING ACTIVITIES
Net Loss	(310,583)	(301,916)
Adjustments to reconcile Net Loss to net cash provided by operations:
Shares Earned by Members	192,020	149,457
Non-Cash Interest Expense	14,460	14,782
Changes in Operating Asset & Liabilities
Bitcoin	241	(1,779)
Accounts Receivable	3,536	(1,926)
Accounts Payable	(58,055)	35,937
Prepaid Expenses	5,587	6,578
Member Cash Back Payable	38,248	29,448
Member Bitcoin Payable	10,748	20,565
Net cash used in Operating Activities	(103,798)	(48,854)
FINANCING ACTIVITIES
Proceeds from Issuance of Convertible Notes Payable	-	1,117
Decrease in Receivable from Escrow Agency	(181)	(3,011)
PPP Loan Payable	59,900	-
Checks Written in Excess of Cash	19,671	(11,037)
Decrease in Due to Related Party	(54,644)	55,985
Proceeds from Issuance of Preferred Stock	78,446	5,761
Stockholder's Equity Preferred Stock	606	39
Net cash provided by Financing Activities	103,798	48,854
Net cash increase (decrease) for period	0	-
Cash at beginning of period	-	-
Cash at end of period	$0	$0

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For periods ended June 30, 2020 (unaudited) and December 31, 2019

					Additional		Total
	Common Stock		Preferred Stock		Paid-In		Stockholder's
	Number of	Amount	Number of	Amount	Capital	Accumulated	Equity
	Shares	Par .001	Shares	Par .001	(Deficit)	Deficit	(Deficit)
Balance at December 31, 2018 (audited)	100,000,000	$100,000	108,505,205	$108,505	$1,480,141	$(2,293,111)	$(604,465)

Stock Distributed to Investors			193,647	$194	$32,280		$32,474
Stock Distributed to Members			814,848	$815	$(815)		$0
Stock Earned by Members					$271,784		$271,784
Recognition of Beneficial Feature Related to Convertible Notes							$0
Net Loss						$(506,841)	$(506,840)
Balance at December 31, 2019 (audited)	100,000,000	$100,000	109,513,700	$109,514	$1,783,390	$(2,799,952)	$(807,048)

Stock Distributed to Investors			605,844	$606	$78,446		$79,052
Stock Distributed to Members			340,788	$340	$(340)		$0
Stock Earned by Members					$192,020		$192,020
Recognition of Beneficial Feature Related to Convertible Notes							$0
Net Loss						$(310,583	$(310,583)
Balance at June 30, 2020 (Unaudited)	100,000,000	$100,000	110,460,332	$110,460	$2,053,515	$(3,110,534)	$(846,559)

The accompanying notes are an integral part of these financial statements.

iConsumer Corp.

NOTES TO THE FINANCIAL STATEMENTS

For the six month period ended June 30, 2020

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. The Company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers. In the years preceding the commencement of its principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines.

Through June 19th, 2015, the Company’s activities consisted of formation activities and preparations to raise additional capital as described in Note 6.  These activities continued through 2015. In 2016, the Company’s offering statement was qualified by the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Company became fully operational.

The Company’s Regulation A offering statement was re-qualified by the SEC in February 2017, reflecting the change of the stock price from $0.045 per share to $0.09 per share. To comply with the Financial Industry Regulatory Authority’s (“FINRA”) instructions, the Company filed a Form 1-Z to notify the closing of the Regulation A offering in May 2017. FINRA required this in order for the Company to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement (SEC File No. 24-10480) that was re-qualified by the SEC on February 13, 2017 on a timely basis. From May 2017 until June 13, 2018, the Company did not issue any shares under a Regulation A offering statement.

On June 13, 2018, the SEC qualified the Company’s offering statement for a new offering under Regulation A. The share price in this offering was raised to $0.15 per share. This offering is a continuous offering and remained open as of June 30, 2019. On June 13, 2019 the Company’s Regulation A offering statement was re-qualified by the SEC. Subsequent to the date of these financial statements, on August 1, 2019, the Company raised the offering price to $0.18 per share.

On October 26, 2018 the SEC qualified the Company’s offering statement in connection with a rescission offer under Regulation A. This offering covered stock that may have been earned by members between February 13, 2018 and May 23, 2018. It provided a mechanism for eligible members to, at their option, reverse the transactions that resulted in them earning stock and other rebates during the period in question. The rescission offer was open from October 27, 2018 until December 6, 2018. Two members took advantage of the rescission offer for 1,824 shares and the reversal of $48 in Bitcoin. The Company is awaiting executed documentation from the members to complete the transactions.

The Company received a ticker symbol from FINRA in December 2017. The Company made application to The Depository Trust Corporation (DTC) in January to facilitate the electronic transfer of its stock. The first trade of RWRDP occurred in March 2018. The Company’s stock is highly illiquid and the price highly volatile, and is likely to remain so for the foreseeable future.

Between December, 2017 and November, 2018, the Company offered rebates in the form of cash, the Company’s traded equity (RWRDP), and Bitcoin. Before and after that period the Company offered rebates in the form of cash and RWRDP. On August 1, 2019 the Company ceased offering cash-based rebates, and solely offering rebates in the form of RWRDP.

On March 1, 2020 as a result of the pandemic, the Company resumed offering cash back rebates, in addition to rebates in the form of RWRDP.

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. For periods before January 1, 2018, the Company recognized revenue in conformance with ASC 605. Due to the nature of the Company’s business (it is an agent for its customers and it only recognized revenue after any and all performance obligations were complete) there is no effect of adopting ASC 606 on prior periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, Bitcoin, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no allowances for doubtful accounts established as of June 30, 2020 or December 31, 2019.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of June 30, 2020 or December 31, 2019.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website, its mobile apps, and browser add-ons. The Company recognized revenue in accordance with FASB ASC 605 through December 31, 2017, only when the price was fixed or determinable, persuasive evidence of an arrangement existed, the services had been provided, and collectability was assured. Significant revenues began being recognized beginning in the year ended December 31, 2016 and continued through December 31, 2017.

As of January 1, 2018, the Company recognizes revenue in accordance with FASB ASC 606. As a public business entity as defined by FASB, we are required to disclose revenue disaggregated according to the timing of transfer of goods or services. We are required to provide qualitative information about how economic factors affect our revenue and cash flows. We disclose certain details about contracts, including performance obligations. We disclose judgments made in evaluating revenue. We continue to only recognize non-contract revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured

Contracts, Revenue Disaggregation, Performance Obligations, Transaction Price, Allocation, Timing, Principal vs. Agent, Risk Concentration, and Significant Judgments

Contracts

The Company primarily receives commission revenue from approximately 2,400 U.S.-based online retailers (the Company’s customers) in exchange for the Company assisting those retailers in making sales to the retailers’ customers and prospective customers located primarily in the United States. Contracts generally take one of three forms. A master contract with transaction aggregators (e.g. Commission Junction, Linkshare / Rakuten, PHG). The transaction aggregator provides the Company with opportunities with retailers. That contract is “opt-in”. That is, simply by using their services the Company agrees to a set of policies and procedures. Second, a direct contract with the retailer (e.g. Amazon). And third, oral contracts. All of these contracts are generally cancellable at will by either party. There may or may not be a notice provision. A non-material number of customers and members are located outside the United States.

The contracts generally provide for mechanisms to simply change the terms of a particular offer, typically commission rates, affected SKUs, and timing.

The Company does not have revenue generating contracts with its members.

Disaggregation

There is no material basis upon which to disaggregate the Company’s revenue. The Company does not find that disaggregating by customer location, line of business, customer size, contract length, a customer’s contracts with its customers, timing of transfer, or sales channel is possible, or if possible, material.

The number and small relative size of each customer makes such analysis moot.

Large customers (e.g. Amazon) are broad line retailers. While a portion of the transactions generated by iConsumer members may have the potential for meaningful disaggregation, the Company does not receive sufficiently granular data to make that judgment possible.

Approximately 5% of the Company’s transactions by revenue came from customers providing travel services (e.g. Expedia, Orbitz) in the first six months of 2019. Due to the pandemic, those revenues were not meaningful in the first six months of 2020. The balance of the Company’s customers serve essentially the same function to essentially the same online audience via the same channels under similar short term contracts via online retail sales.

We believed, and have seen, that travel services may respond differently to changes in the economy or societal issues. In addition to the standard broad economic risks, the Company’s customers that provide travel and travel related services to our audience members are subject to an additional set of risks. A reduction in travel expenditures can occur, even if the broad economy’s health doesn’t change. Changes in fuel prices, terrorist threats, communicable diseases, and war are some of the factors that our audience members may take into account when booking travel.

Performance Obligations

As an agent for the customer, the Company’s performance obligation to a customer is created and completely fulfilled simultaneously. Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. In rare instances, the retailer has agreed to pay the Company a fee for showing advertising to the Company’s members. The Company is generally not obligated to promote the customer to its members. However, if it does, and the member makes a purchase from the customer, the customer is obligated to compensate the Company. If the Company does elect to promote the customer to its members, it has simultaneously created and fulfilled its obligation. The Company is responsible, but not obligated, for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Principal vs. Agent

For purposes of ASC 606, the Company is an agent of the customer. As such, it only recognizes the commission revenue generated by the transaction.

Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. If the retailer has agreed to pay the Company for advertising services, the retailer will owe the Company money once the user has been shown the retailer’s advertisement. As June 30, 2020 there have been no material advertising revenues. The Company is responsible for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Timing

The Company recognizes revenue as of the date of the transaction between the customer and its customer (the member), assuming the Company believes that such a transaction has a low likelihood of being reversed by the customer. In the event that a transaction has characteristics that cause the Company to believe that it has a higher likelihood of being reversed by the customer, the Company will recognize revenue for that transaction after the commission payment for that transaction is received.

The retailer is responsible for reporting that purchase or other commissionable activity, and the pertinent details of that purchase, including transaction price and commission amount, to the Company, almost exclusively after the retailer has shipped goods or provided the service.

For advertising revenue (non-material at this time) the Company recognizes revenue on the date an advertisement was shown.

Payment is generally due and received within 90 days after the transaction occurs. If a user returns the goods or service, the retailer has the right to reverse the transaction. User returns, if they occur, are generally recognized in the same accounting period as they were originally recognized. The Company closes its books approximately 45 days after the period end, which allows it to capture those returns. In the Company’s judgment, there is no material time-based obligation or variable consideration remaining after the close of its books and subsequent financial statement reports.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash and counter-party risk associated with the hedging of Bitcoin using futures. As of November 12, 2018 the Company ceased offering members the opportunity to earn rebates denominated in Bitcoin. The Company will place its cash and cash equivalents other than Bitcoin with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited. The Company utilized the Chicago Board Options Exchange and the Chicago Mercantile Exchange to hedge Bitcoin exposure. Those exchanges manage counter-party risk as part of their futures contracts.

Concentration of Customer and Customer Credit Risk

The Company is exposed to concentration of customer risk. As of June 30, 2020 it had relationships with approximately 2,400 customers. Of that number, it had transactions with over 600 customers during the first six months of 2020. For the first six months of 2020, it had two customers that represented 31% of its revenues, and its top five customers represented approximately 53% of revenue. For the same period in 2019, it had two customers that represented 23% of its revenues and its top five customers represented approximately 38% of revenue. Should those customers stop doing business with the Company, the Company would be significantly adversely affected. Should those customers not pay the Company the monies owed to the Company, the Company would be significantly adversely affected. The impact of non-payment would be mitigated as the Company is not obligated to provide rebates to members if the Company does not get paid.

Concentration of Member (User) Risk

The Company is exposed to concentration of member risk. In the first six months of 2020, it had one member whose purchases generated approximately 21% of the Company’s revenues and it had five members who generated approximately 37% of the Company’s revenues. In the first six months of 2019, it had one member whose purchases generated approximately 12% of the Company’s revenues and it had five members who generated approximately 30% of the Company’s revenues. Should those members stop shopping at stores via iConsumer, the Company would be significantly negatively impacted.

Significant Judgments

The Company implemented procedures in 2018 to identify transactions that do not meet its standards. Such transactions are not recognized as revenue until payment is received. These procedures utilize a combination of member transaction history, customer transaction history, customer payment history (at the transaction level), quality of customer reporting, aging of accounts receivable, and other characteristics to make this determination. As of December 31, 2018, approximately $4,250 of transactions that may have been recognized as revenue under the procedures in place before July 1, 2018 were not recognized and were not reflected on the financial statements dated December 31, 2018. As of June 30, 2019 the Company received payment for those transactions and the Company recognized the revenue in the financial statements dated June 30, 2019.

The Company has no unfulfilled performance obligations to customers with regard to these transactions.

Cost of Revenue

During the first six months of 2019, the Company targeted 80% of revenue as cash back. As of August 1, 2019 the Company did not offer cash back rebates. As a result of the pandemic, in April, 2020 the Company began offering 95% of revenue as cash back. The Company recognizes 100% of the value of stock rebates earned directly as the result of a purchase to be Cost of Revenue.

Unrealized Gains or Losses

The Company complies with the requirements of FASB ASC 780 with regards to “mark to market” accounting for its Bitcoin assets and liabilities, using the closing price of Bitcoin on the Gemini Exchange as of June 30, 2020. The Company’s unhedged Bitcoin liability, arising from Member Bitcoin Back Rebates earned in 2018 and not yet transferred to the member, decreased by $684.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering. The Company ceased making sales under its offering statement discussed in Note 6 in February, 2018 and resumed making offerings in June, 2018. It had a rescission offering that began and ended in 2018. It began another equity offering in June, 2018 which remained open as of June 30, 2020.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates that are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2019, and December 31, 2018, the Company had deferred tax assets of approximately $790,000 and $650,000 respectively, related to net operating loss carryforwards (NOL). At December 31, 2019 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2019 or December 31, 2018. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the six months ended June 30, 2020 and June 30, 2019 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes. The Company filed the returns for each of the years 2010-2014 during July 2015. The Company also filed its return for 2015. As each year incurred a net operating loss, no taxes were due when the returns were filed. However, $100 late filing penalties were assessed and paid for each year, other than 2015. The Company believes it is in compliance after filing these returns. The Company has filed its 2016, 2017 and 2018 tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. The Company has filed for an extension to file U.S. federal tax returns for 2019.

Stock Distributable to Members

In January of 2017 the Company began to estimate and recognize the difference between the shares earned by and due to members that likely will be issued and transferred in the current year and shares earned that will likely be issued and transferred in a future period. Beginning in June of 2017 the Company clarified to members that a member may be charged a fee for such issuance and transfer. As of December 31, 2018, no member has been charged a fee. The Company began to charge a $7.50 fee in 2019. Stock is issued and transferred only upon the request of a member and payment of the fee.

As of May 11, 2017, the Company ceased issuing and transferring shares, because it filed a Form 1-Z to notify the closing of its offering, as required by FINRA, so that FINRA would issue the Company a ticker symbol. The Company subsequently withdrew the Form 1-Z. The offering statement remained qualified until February 13, 2018. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement on a timely basis. The Company had begun offering members who earned stock awards prior to February 13, 2018 the opportunity to have their shares issued and transferred. No shares were issued or transferred between May 2017 and June 13, 2018. The Company’s Regulation A offering was qualified by the SEC on June 13, 2018, allowing it to offer, issue, and transfer shares for activity subsequent to June 13, 2018. The Company’s Regulation A offering was requalified by the SEC on June 13, 2019 and on June 10, 2020.

Had the Company made Stock awards between February 13, 2018 and May 23, 2018, they may not have been exempt from the registration or qualification requirements under federal securities laws, may have been issued in violation of federal securities laws and may be subject to rescission. The Company conducted a rescission offer to all members who may believe they had earned stock awards during that period. Two members took advantage of the rescission offer, tendering 1,824 shares. It had no material effect on 2018 results.

Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its ordinary expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

Other Matter

As described in Note 10, the Company has reclassified its member preferred stock back distributable liability to paid in capital in excess of par to properly reflect equity accounting for such transactions.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 110,434,519.3922 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares. The Series A Preferred Stock holders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulated the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transferred, assigned, delivered, and surrendered to the Company his pre-recapitalization shares and the Company issued post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

In preparation for the trading of its preferred stock on a market under the ticker symbol RWRDP, the Company concluded that certain provisions of the liquidation preference granted under the Certificate of Designations, Preferences, and Rights dated July 6, 2015 were unworkable, as the original issue price was not trackable through subsequent holders of the stock. On January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June 2015 and began to generate meaningful revenue in 2016. It has sustained net losses of $310,583 and $506,841 for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operation. The fee covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non-marketing). A hard to quantify amount covers the care and feeding of retailers and intermediate network / technology providers, retailer recruitment, and similar activities. The fee does not cover legal fees incurred for such activities as SEC filings and other regulatory compliance. The Company has no employees.

For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the Company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As of March 1, 2020 OSS and the Company agreed that, due to the pandemic, the license fee shall be 0% of revenues, subject to change without notice. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of June 30, 2020 the Company owed $283,891 to the Related Parties for expenses paid on the Company's behalf since inception, compared to $338,535 owed as of June 30, 2019.

NOTE 6: OFFERINGS

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”). The Offering called for the Company to offer for sale under Regulation A, $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification of the Company’s offering statement by the SEC.  The offering was a continuous offering. It allowed for multiple closings.  The first closing occurred in December 2016, with net proceeds of $147,525, representing the investments of 19 individuals.  As of December 31, 2016, the Company had unfunded commitments for $7,000 which were paid in January 2017. The Company’s offering statement was amended, and on February 13, 2017 it was requalified by the SEC, to adjust the subscription agreement, and change the price per share from $0.045 to $0.09. The Company continued to sell shares for cash in the Offering through May 11, 2017.  The Company incurred costs of $15,751.

In order to seek quotation of the Series A Non-Voting Preferred stock on the OTCQB market, FINRA rules required the Company to cease issuing shares in the Offering in order to receive the FINRA approvals necessary to facilitate quotation of its stock. It ceased issuing shares under the offering statement on May 11, 2017.

FINRA issued the Company Series A Non-Voting Preferred stock the ticker symbol RWRDP in December 2017. The OTC markets subsequently began quoting RWRDP on the OTCQB market. In February 2018, the Depositary Trust Corporation made RWRDP DTC eligible, which allowed electronic quotation and trading. In March 2018 the first shares of RWRDP were traded on the OTCQB market.

In January 2018 the Company filed an offering statement under Regulation A with the SEC (“Follow On Offering”). The Company proposed to offer for sale in the Follow On Offering $15,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.15 per share. That offering was qualified by the SEC on June 13, 2018. That offering was requalified by the SEC on June 13, 2019 and again on June 10, 2020. On August 1, 2019 the offering price was raised to $0.18 per share.

As part of its review of the Follow On Offering in March 2018, the SEC informed the Company that it believed that the Company’s stock award activities (see Note 10) subsequent to February 13, 2018 may not have been exempt from the registration or qualification requirements under federal securities laws and may be subject to rescission The Company continues to believe that it has the right under the Stock Award program and its Terms of Service not to make awards under that program when there is not a qualified offering statement in effect, and that any award of shares that may have been recorded on a ledger was subject to those Terms. However, in light of the fact that it was in the interests of the Company to have a larger number of shareholders, the Company decided to treat shares relating to purchases after February 13, 2018 as being earned (subject to compliance with conditions such as the execution of a subscription agreement) and to offer a right of rescission to the holders of all such shares. On October 26, 2018 the Company’s rescission offer was qualified by the SEC. That offer expired on December 6, 2018. Two members took advantage of the offer, rescinding 1,824 shares and $48 in Bitcoin. The rescission offer had no material effect on the Company. The Company is awaiting completed documentation from the rescinding members to complete the transactions.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTC Pink market under the ticker symbol RWRDP. There is very little liquidity for RWRDP. The Company cannot guarantee that its securities will ever be tradeable on an exchange or have any substantial liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an offering as this information may not be current or accurate relative to the final terms of the offering.

The Company began pursuing a private placement of $2,000,0000 of convertible debt in June 2017. The Company had received $154,721 of the private placement as of December 31, 2017 and an additional $13,000 as of December 31, 2018. The debt has a term of three years, accrues interest for the first year at 8/12%, and requires interest only payments in years two and three of 8/12%. The debt is convertible into Series A Preferred Non-Voting stock at a price of $0.075 per share at the option of the holder. This offering utilizes Regulation D 506(c) and is open to accredited investors only.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 23, 2020 the date the financial statements were available to be issued.

The Covid-19 pandemic continues to seriously affect the Company’s business in the third quarter of 2020. The Company expects the effect of the pandemic to continue for the foreseeable future. The Company is experiencing serious reduction (to near zero) in its revenues from travel related customers. The Company has lost customers (including, but not limited to, Walmart and Target). The uncertainty surrounding the future economic health of the world’s economy has eliminated the ability to forecast revenue, member acquisition, and related expenses.

The Company has received a pandemic-related loan and grant offered by the U.S government. The Company does not expect that they will be sufficient to allow “business as usual”.

The Company believes a gross profit margin of 5% is unsustainable in the long term.

Further unpredictable negative effects of the pandemic are uncertain. The Company may not be able to survive the downturn in its business caused by the pandemic and its related effects.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised the Articles of Incorporation. The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members, is offering members and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a member, recruiting other members, and utilizing the Company’s services to earn cash back on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Series A Non-Voting Preferred Stock.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $0.045 per share through February 13, 2017. This valuation is the per share price ($0.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $0.09 per share. This valuation is the per share price ($0.09) received in the amended Offering beginning February 13, 2017. Subsequent to June 13, 2018, the Company valued this equity at $0.15 per share, pursuant to the Offering qualified by the SEC on that date and re-qualified on June 13, 2019. On August 1, 2019, the Company raised the share price to $0.18 by filing a supplement to its qualified Offering. It began using $0.18 per share price to value equity rewards on that date. The valuation will be adjusted from time to time to reflect the price in the then current offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of June 30, 2020, the Company had issued and transferred an additional 340,788 shares of Preferred Stock under this marketing program. As of June 30, 2019, the Company had issued and transferred an additional 176,437 shares of Preferred Stock under this marketing program to approximately 45 members. The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of revenues.  It recognized a total of $75,319 in the first six months of 2020 to reflect this expense. It recognized a total of $24,859 in the first six months of 2019 to reflect this expense.

As of June 30, 2020, approximately 50,685 members were due 13,929,876 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. As of December 31, 2019, approximately 51,000 members were due 14,940,607 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. Until issued and transferred, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns and account inactivity. The Company will issue and transfer these shares upon receiving an executed subscription agreement and appropriate shareholder identification.

19

FINANCIAL STATEMENTS

iCONSUMER CORP.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND DECEMBER 31, 2018

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

iConsumer Corp.

Evanston, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of iConsumer Corp., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free for material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iConsumer Corp., as of December 31, 2019 and 2018, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not generated significant revenues or profits since inception, and has sustained net losses of $506,841 and $424,600 for the years ended December 31, 2019 and 2018, respectively. Those conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Wipfli LLP

April 29, 2020
Minneapolis, MN

iConsumer Corp.

BALANCE SHEETS

December 31, 2019 and December 31, 2018

	12/31/2019	12/31/2018
ASSETS
Current Assets
Accounts Receivable	$11,543	$9,363
Due from Escrow Agents	358	1,758
Bitcoin	991	632
Prepaid Expenses	5,839	12,333
Total Current Assets	18,731	24,087
TOTAL ASSETS	$18,731	$24,087
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$134,897	$71,213
Checks Written in Excess of Cash	31,805	26,617
Member Bitcoin Payable	54,798	31,801
Convertible Notes Payable, Net	127,533	107,853
Member Cash Back Payable	127,211	122,579
Total Current Liabilities	476,244	252,209
Non-Current Liabilities
Convertible Notes Payable	11,000	107,853
Due to Related Parties	338,535	268,489
Total Non-Current Liabilities	349,535	376,342
Total Liabilities	825,779	628,551
Stockholders' Equity (Deficit)
Paid in Capital	1,783,390	1,480,141
Retained Earnings (Deficit)	(2,799,952)	(2,293,111)
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at December 31, 2019 and December 31, 2018	100,000	100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 109,513,701 and 108,505,206 issued & outstanding at December 31, 2019 and December 31, 2018	109,514	108,505
Total Equity (Deficit)	(807,048)	(604,465)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$18,731	$24,087

The accompanying notes are an integral part of these financial statements.

iConsumer Corp.

STATEMENTS OF OPERATIONS

For years ending December 31, 2019 and December 31, 2018

	12/31/2019	12/31/2018
Revenues:
Commissions from Merchants	$167,507	$167,474
Miscellaneous Income	10,284	3,658
Total Revenues	177,791	171,132
Cost of Revenue
Member Cash Back Rebate	58,788	31,826
Member Bitcoin Back Rebate	128	23,497
Member Stock Back Rebate	178,515	226,718
Total Cost of Revenue	237,431	282,041
Gross Profit (Loss)	(59,640)	(110,909)
Operating Expenses
Accounting	38,900	49,125
Interest Expense	42,966	38,268
Legal Fees	10,861	70,021
Marketing
Member Stock Awards	93,269	43,369
Advertising & Promotion	143,345	54,904
Membership Expenses	1,003	1,010
Trade Show Expense	14,200	-
OSS Service Fee, a related party	35,558	34,226
Other Professional Fees	7,395	3,000
Stock Issuance Fees	34,431	19,768
Loss on unhedged BTC	25,273	-
Total Operating Expenses	447,201	313,691
Net Loss	$(506,841)	$(424,600)

The accompanying notes are an integral part of these financial statements.

iConsumer Corp.

STATEMENTS OF CASH FLOWS

For years ending December 31, 2019 and December 31, 2018

	12/31/2019	12/31/2018
OPERATING ACTIVITIES
Net Loss	$(506,841)	$(424,600)
Adjustments to reconcile Net Loss to net cash provided by operations:
Shares Earned by Members	271,784	270,087
Non-Cash Interest Expense	29,563	24,964
Changes in Operating Asset & Liabilities
Bitcoin	(359)	(632)
Accounts Receivable	(2,180)	6,960
Accounts Payable	63,685	60,715
Prepaid Expenses	6,495	833
Member Cash Back Payable	4,632	(56,245)
Member Bitcoin Payable	22,996	30,411
Net cash used in Operating Activities	(110,225)	(87,507)
FINANCING ACTIVITIES
Proceeds from Issuance of Convertible Notes Payable	1,117	10,396
Increase in Receivable from Escrow Agency	1,401	785
Checks Written in Excess of Cash	5,188	(16,978)
Increase in Due to Related Party	70,045	43,138
Proceeds from Issuance of Preferred Stock	32,474	50,166
Net cash provided by Financing Activities	110,225	87,507
Net cash increase (decrease) for period	-	-
Cash at beginning of period	-	-
Cash at end of period	$0	$0

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For years ending December 31, 2019 and December 31, 2018

					Additional		Total
	Common Stock		Preferred Stock		Paid-In		Stockholder's
	Number of	Amount	Number of	Amount	Capital	Accumulated	Equity
	Shares	Par .001	Shares	Par .001	(Deficit)	Deficit	(Deficit)
Balance at December 31, 2017 (audited)	100,000,000	$100,000	107,282,913	$107,283	$1,125,811	$(1,868,511)	$(535,417)
Stock Distributed to Investors			326,239	$326	$49,839		$50,165
Stock Distributed to Members			896,053	$896	$(896)		$0
Stock Earned by Members					$270,087		$270,087
Recognition of Beneficial Feature Related to Convertible Notes					$35,300		$35,300
Net Loss						$(424,600)	$(424,600)
Balance at December 31, 2018 (audited)	100,000,000	$100,000	108,505,205	$108,505	$1,480,141	$(2,293,111)	$(604,465)
Stock Distributed to Investors			193,647	$194	$32,280		$32,474
Stock Distributed to Members			814,848	$815	$(815)		$0
Stock Earned by Members					$271,784		$271,784
Net Loss						$(506,841)	$(506,841)
Balance at December 31, 2019 (Audited)	100,000,000	$100,000	109,513,700	$109,514	$1,783,390	$(2,799,952)	$(807,048)

The accompanying notes are an integral part of these financial statements.

iConsumer Corp.

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. The Company’s revenues varied significantly each month during 2016 as it refined its marketing and promotional offers. In the years preceding the commencement of its principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines.

Through June 19th, 2015, the Company’s activities consisted of formation activities and preparations to raise additional capital as described in Note 6.  These activities continued through 2015. In 2016, the Company’s offering statement was qualified by the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Company became fully operational.

The Company’s Regulation A offering statement was re-qualified by the SEC in February 2017, reflecting the change of the stock price from $.045 per share to $.09 per share. To comply with the Financial Industry Regulatory Authority’s (“FINRA”) instructions, the Company filed a Form 1-Z to notify the closing of the Regulation A offering in May 2017. FINRA required this in order for the Company to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement (SEC File No. 24-10480) that was re-qualified by the SEC on February 13, 2017 on a timely basis. From May 2017 until June 13, 2018, the Company did not issue any shares under a Regulation A offering statement.

On June 13, 2018, the SEC qualified the Company’s offering statement for a new offering under Regulation A. The share price in this offering was raised to $.15/share. On June 13, 2019 the SEC requalified the Company’s offering statement under Regulation A. On August 1, 2019 the offering price was changed to $.18 per share and the minimum investment was changed to $1,000 for cash investors.

On October 2, 2019 the Company changed the minimum investment amount to $10,000 for non-iConsumer members, and $180 for iConsumer members.

This offering is a continuous offering and remained open as of April 28, 2020.

On October 26, 2018 the SEC qualified the Company’s offering statement in connection with a rescission offer under Regulation A. This offering covered stock that may have been earned by members between February 13, 2018 and May 23, 2018. It provided a mechanism for eligible members to, at their option, reverse the transactions that resulted in them earning stock and other rebates during the period in question. The rescission offer was open from October 27, 2018 until December 6, 2018. Two members took advantage of the rescission offer for 1,824 shares and the reversal of $48 in Bitcoin. The company is awaiting executed documentation from the members to complete the transactions.

The Company received a ticker symbol from FINRA in December 2017. The Company made application to The Depository Trust Corporation (DTC) in January to facilitate the electronic transfer of its stock. The first trade of RWRDP occurred in March 2018. The Company’s stock is highly illiquid, and likely to remain so for the foreseeable future.

Between December, 2017 and November, 2018, the Company offered rebates in the form of cash, the Company’s traded equity (RWRDP), and Bitcoin. Before that, and through August 1, 2019 the Company offered rebates in the form of cash and RWRDP. On August 1, 2019 the Company began to offer only RWRDP as a rebate.

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. For periods before January 1, 2018, the Company recognized revenue in conformance with ASC 605. Due to the nature of the Company’s business (it is an agent for its customers and it only recognized revenue after any and all performance obligations were complete) there was no effect of adopting ASC 606 on prior periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no allowances for doubtful accounts established as of December 31, 2019 or December 31, 2018.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of December 31, 2019 or December 31, 2018.

Revenue Recognition

The Company earns revenues through commissions, royalties, and advertising on its website, its mobile apps, and browser add-ons. The Company recognized revenue in accordance with FASB ASC 605 through December 31, 2017, only when the price was fixed or determinable, persuasive evidence of an arrangement existed, the services had been provided, and collectability was assured.  Significant revenues began being recognized beginning in the year ended December 31, 2016 and continued through December 31, 2017.

Effective January 1, 2018, the Company recognizes revenue in accordance with FASB ASC 606. As a public business entity as defined by FASB, we are required to disclose revenue disaggregated according to the timing of transfer of goods or services. We are required to provide qualitative information about how economic factors affect our revenue and cash flows. We disclose certain details about contracts, including performance obligations. We disclose judgments made in evaluating revenue. We continue to only recognize non-contract revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured

Contracts, Revenue Disaggregation, Performance Obligations, Transaction Price, Allocation, Timing, Principal vs. Agent, Risk Concentration, and Significant Judgments

Contracts

The Company primarily receives commission revenue from approximately 2,400 U.S.-based online retailers (the Company’s customers) in exchange for the Company assisting those retailers in making sales to the retailers’ customers and prospective customers located primarily in the United States. Contracts generally take one of three forms. A master contract with transaction aggregators (e.g. Commission Junction, Linkshare / Rakuten, PHG). The transaction aggregator provides the Company with opportunities with retailers. That contract is “opt-in”. That is, simply by using their services the Company agrees to a set of policies and procedures. Second, a direct contract with the retailer (e.g. Amazon). And third, oral contracts. All of these contracts are generally cancellable at will by either party. There may or may not be a notice provision. A non-material number of customers and members are located outside the United States.

The contracts generally provide for mechanisms to simply change the terms of a particular offer, typically commission rates, affected SKUs, and timing.

The Company does not have revenue generating contracts with its members.

Disaggregation

There is no material basis upon which to disaggregate 92% of the Company’s revenue. The Company does not find that disaggregating by customer location, line of business, customer size, contract length, a customer’s contracts with its customers, timing of transfer, or sales channel is possible, or if possible, material.

The number and small relative size of each customer makes such analysis moot.

Large customers (e.g. Walmart) are broad line retailers. While a portion of the transactions generated by iConsumer members may have the potential for meaningful disaggregation, the Company does not receive sufficiently granular data to make that judgment possible.

Approximately 8% of the Company’s transactions by revenue come from customers providing travel services (e.g. Expedia, Orbitz) in 2019. The balance of the Company’s customers serve essentially the same function to essentially the same online audience via the same channels under similar short term contracts via online retail sales.

We believe (and the Covid-19 pandemic is showing) that travel services may respond differently to changes in the economy or societal issues. In addition to the standard broad economic risks, the Company’s customers that provide travel and travel related services to our audience members are subject to an additional set of risks. A reduction in travel expenditures can occur, even if the broad economy’s health doesn’t change. Changes in fuel prices, terrorist threats, communicable diseases, and war are some of the factors that our audience members may take into account when booking travel.

On or about March 1, 2020 the Covid-19 pandemic began to significantly affect the Company’s business. Several major retailers (including Walmart and Macy’s) ended all of their marketing arrangements, including those arrangements with the Company. Travel related revenues effectively ended.

Performance Obligations

As an agent for the customer, the Company’s performance obligation to a customer is created and completely fulfilled simultaneously. Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. In rare instances, the retailer has agreed to pay the Company a fee for showing advertising to the Company’s members. The Company is generally not obligated to promote the customer to its members. However, if it does, and the member makes a purchase from the customer, the customer is obligated to compensate the Company. If the Company does elect to promote the customer to its members, it has simultaneously created and fulfilled its obligation. The Company is responsible, but not obligated, for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Principal vs. Agent

For purposes of ASC 606, the Company is an agent of the customer. As such, it only recognizes the commission revenue generated by the transaction.

Generally, the retailer has agreed to pay the Company a commission when an iConsumer member (a user) makes a purchase at the retailer. If the retailer has agreed to pay the Company for advertising services, the retailer will owe the Company money once the user has been shown the retailer’s advertisement. As of December 31, 2019 and December 31, 2018 there have been no material advertising revenues. The Company is responsible for advertising the availability of the retailers’ offerings and facilitating the navigation of the user to the retailers. The retailer is solely responsible for executing sales to its customers.

Timing

The Company recognizes revenue as of the date of the transaction between the customer and its customer (the member), assuming the Company believes that such a transaction has a low likelihood of being reversed by the customer. In the event that a transaction has characteristics that cause the Company to believe that it has a higher likelihood of being reversed by the customer, the Company will recognize revenue for that transaction after the commission payment for that transaction is received.

The retailer is responsible for reporting that purchase or other commissionable activity, and the pertinent details of that purchase, including transaction price and commission amount, to the Company, almost exclusively after the retailer has shipped goods or provided the service.

For advertising revenue (non-material at this time) the Company recognizes revenue on the date an advertisement was shown.

Payment is generally due and received within 90 days after the transaction occurs. If a user returns the goods or service, the retailer has the right to reverse the transaction. User returns, if they occur, are generally recognized in the same accounting period as they were originally recognized. The Company closes its books approximately 45 days after the period end, which allows it to capture those returns. In the Company’s judgment, there is no material time-based obligation or variable consideration remaining after the close of its books and subsequent financial statement reports.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash and counter-party risk associated with the hedging of Bitcoin using futures. As of November 12, 2018 the Company ceased offering members the opportunity to earn rebates denominated in Bitcoin. The Company will place its cash and cash equivalents other than Bitcoin with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited. The Company utilized the Chicago Board Options Exchange and the Chicago Mercantile Exchange to hedge Bitcoin exposure. Those exchanges manage counter-party risk as part of their futures contracts.

Concentration of Customer and Customer Credit Risk

The Company is exposed to concentration of customer risk. In 2019, it had one customer that represented over 15% of its revenues. In 2018, it had two customers that represented over 21% of its revenues. Should those customers stop doing business with the Company, the Company would be significantly adversely affected. Should those customers not pay the Company the monies owed to the Company, the Company would be significantly adversely affected. The impact of non-payment would be mitigated as the Company is not obligated to provide rebates to members if the Company does not get paid. In 2020, due to the impact of the Covid-19 pandemic, two of those customers stopped doing business with iConsumer.

Concentration of Member (User) Risk

The Company is exposed to concentration of member risk. In 2019, it had one member whose purchases generated approximately 13% of the Company’s revenues. In 2018, it had one member whose purchases generated approximately 11% of the Company’s revenues. Should those members stop shopping at stores via iConsumer, the Company would be significantly negatively impacted.

Significant Judgments

The Company implemented procedures in 2018 to identify transactions that do not meet its standards. Such transactions are not recognized as revenue until payment is received. These procedures utilize a combination of member transaction history, customer transaction history, customer payment history (at the transaction level), quality of customer reporting, aging of accounts receivable, and other characteristics to make this determination. As of December 31, 2018 and December 31, 2019, approximately $4,250 of transactions that may have been recognized as revenue under the procedures in place before July 1, 2018 are not being recognized and are not reflected on the financial statements dated December 31, 2018 or December 31, 2019. If and when the Company receives payment for those transactions, the Company will recognize the revenue on the then current financial statements.

The Company has no unfulfilled performance obligations to customers with regard to these transactions.

Cost of Revenue

During 2018, the Company did not frequently vary from its target of 40% cash or Bitcoin back. The Company reflects 100% of cash or Bitcoin back awards as Cost of Revenues. The Company recognizes 100% of the value of stock rebates earned directly as the result of a purchase to be Cost of Revenue. During 2019 the Company routinely varied its target of cash and stock rebates.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering. The Company ceased making sales under its offering statement discussed in Note 6 in February, 2018 and resumed making offerings in June, 2018. It had a rescission offering that began and ended in 2018. It began another equity offering in June, 2018 which remained open as of December 31, 2019.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates that are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2019, and December 31, 2018, the Company had deferred tax assets of approximately $790,000 and $650,000 respectively, related to net operating loss carryforwards (NOL). At December 31, 2019 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2019 or December 31, 2018. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2019 and December 31, 2018 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes. The Company filed the returns for each of the years 2010-2014 during July 2015. The Company also filed its return for 2015. As each year incurred a net operating loss, no taxes were due when the returns were filed. However, $100 late filing penalties were assessed and paid for each year, other than 2015. The Company believes it is in compliance after filing these returns. The Company has filed its 2016, 2017, and 2018 tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. The Company has filed for an extension to file U.S. federal tax returns for 2019.

Stock Distributable to Members

In January of 2017 the Company began to estimate and recognize the difference between the shares earned by and due to members that likely will be issued and transferred in the current year and shares earned that will likely be issued and transferred in a future period. Beginning in June of 2017 the Company clarified to members that a member may be charged a fee for such issuance and transfer. As of December 31, 2019, no member has been charged a fee.

As of May 11, 2017, the Company ceased issuing and transferring shares, because it filed a Form 1-Z to notify the closing of its offering, as required by FINRA, so that FINRA would issue the Company a ticker symbol. The Company subsequently withdrew the Form 1-Z. The offering statement remained qualified until February 13, 2018. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement on a timely basis. The Company had begun offering members who earned stock awards prior to February 13, 2018 the opportunity to have their shares issued and transferred. No shares were issued or transferred between May 2017 and June 13, 2018. The Company’s Regulation A offering was qualified by the SEC on June 13, 2018, allowing it to offer, issue, and transfer shares for activity subsequent to June 13, 2018.

Had the Company made Stock awards between February 13, 2018 and May 23, 2018, they may not have been exempt from the registration or qualification requirements under federal securities laws, may have been issued in violation of federal securities laws and may be subject to rescission. The Company conducted a rescission offer to all members who may believe they had earned stock awards during that period. Two members took advantage of the rescission offer, tendering 1,824 shares. It had no material effect on 2018 results.

Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its ordinary expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 110,058,576 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the Preferred Shares. The Series A Preferred Stock holders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulated the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transferred, assigned, delivered, and surrendered to the Company his pre-recapitalization shares and the Company issued post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

In preparation for the trading of its preferred stock on a market under the ticker symbol RWRDP, the Company concluded that certain provisions of the liquidation preference granted under the Certificate of Designations, Preferences, and Rights dated July 6, 2015 were unworkable, as the original issue price was not trackable through subsequent holders of the stock. On January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

Additionally, the amended language eliminated the liquidation preference for shareholders who acquire their shares subsequent to January 12, 2018.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June 2015 and began to generate meaningful revenue in 2016. It has sustained net losses of $506,841 and $424,600 for the years ended December 31, 2019 and December 31, 2018, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority stockholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operation. For the year ending December 31, 2019, the fee was $35,558. For the year ending December 31, 2018 the fee was $34,226. The fee covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non-marketing). Included in the fee is the care and feeding of retailers and intermediate network / technology providers, retailer recruitment, and similar activities. The fee does not cover legal fees incurred for such activities as SEC filings and other regulatory compliance.

For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the Company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of December 31, 2019 the Company owed $338,535 to the Related Parties for expenses paid on the Company's behalf since inception, compared to $268,489 owed as of December 31, 2018.

NOTE 6:  OFFERINGS

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”).  The Offering called for the Company to offer for sale under Regulation A, $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification of the Company’s offering statement by the SEC.  The offering was a continuous offering. It allowed for multiple closings.  The first closing occurred in December 2016, with net proceeds of $147,525, representing the investments of 19 individuals.  As of December 31, 2016, the Company had unfunded commitments for $7,000 which were paid in January 2017. The Company’s offering statement was amended, and on February 13, 2017 it was requalified by the SEC, to adjust the subscription agreement, and change the price per share from $.045 to $.09. The Company continued to sell shares for cash in the Offering through May 11, 2017.  The Company incurred costs of $15,751.

In order to seek quotation of the Series A Non-Voting Preferred stock on the OTCQB market, FINRA rules required the Company to cease issuing shares in the Offering in order to receive the FINRA approvals necessary to facilitate quotation of its stock. It ceased issuing shares under the offering statement on May 11, 2017.

FINRA issued the Company Series A Non-Voting Preferred stock the ticker symbol RWRDP in December 2017. The OTC markets subsequently began quoting RWRDP on the OTCQB market. In February 2018, the Depositary Trust Corporation made RWRDP DTC eligible, which allowed electronic quotation and trading. In March 2018 the first shares of RWRDP were traded on the OTCQB market.

In January 2018 the Company filed an offering statement under Regulation A with the SEC (“Follow On Offering”). The Company proposed to offer for sale in the Follow On Offering $15,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.15 per share. That offering was qualified by the SEC on June 13, 2018. That offering was requalified by the SEC on June 13, 2019. Subsequently, the price was increased o $.18 per share.

As part of its review of the Follow On Offering in March 2018, the SEC informed the Company that it believed that the Company’s stock award activities (see Note 10) subsequent to February 13, 2018 may not have been exempt from the registration or qualification requirements under federal securities laws and may be subject to rescission. The Company continues to believe that it has the right under the Stock Award program and its Terms of Service not to make awards under that program when there is not a qualified offering statement in effect, and that any award of shares that may have been recorded on a ledger was subject to those Terms. However, in light of the fact that it was in the interests of the Company to have a larger number of shareholders, the Company decided to treat shares relating to purchases after February 13, 2018 as being earned (subject to compliance with conditions such as the execution of a subscription agreement) and to offer a right of rescission to the holders of all such shares. On October 26, 2018 the Company’s rescission offer was qualified by the SEC. That offer expired on December 6, 2018. Two members took advantage of the offer, rescinding 1,824 shares and $48 in Bitcoin. The rescission offer had no material effect on the Company. The Company is awaiting completed documentation from the rescinding members to complete the transactions.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTCQB market under the ticker symbol RWRDP. There is very little liquidity for RWRDP. The Company cannot guarantee that its securities will ever be tradeable on an exchange or have any substantial liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an offering as this information may not be current or accurate relative to the final terms of the offering.

The Company began pursuing a private placement of $2,000,0000 of convertible debt in June 2017. The Company had received $154,721 of the private placement as of December 31, 2017 and an additional $13,000 as of December 31, 2018. The debt has a term of three years, accrues interest at rates ranging from 8% - 12%, and requires interest only payments in years two and three. The debt is convertible into Series A Preferred Non-Voting stock at a price of $.075 per share at the option of the holder. This offering utilizes Regulation D 506(c) and is open to accredited investors only.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 29, 2020 the date the financial statements were available to be issued.

The Covid-19 pandemic began to seriously affect the Company’s business in the first quarter of 2020. The Company expects the effect of the pandemic to continue for the foreseeable future. The Company is experiencing serious reduction (to near zero) in its revenues from travel related customers. The Company has lost customers (including, but not limited to, Walmart and Macy’s). The uncertainty surrounding the future economic health of the world’s economy has eliminated the ability to forecast revenue, member acquisition, and related expenses.

The Company has, or will, apply for various pandemic-related loans and grants offered by the U.S government. The Company does not expect that, if it receives any such loans or grants, they will be sufficient to allow “business as usual”.

The Company has taken steps to reduce expenses. The Company has notified its contractors that they will be subject to elimination or compensation reduction.

As a response to the fundamental change in online shopping behavior being evidenced during the pandemic, in April, 2020 the Company began to offer “maximum cash back” as part of its “Pandemic Pivot”. It began rewarding members with 95% of its commission revenue in addition to continue rewarding members with equity. The Company estimates that it must increase its revenues twenty-fold to generate the same level of gross profit as was generated immediately prior to the pivot. The Company is experiencing significantly increased new member acquisition rates.

The Company believes a gross profit margin of 5% is unsustainable in the long term.

Further unpredictable negative effects of the pandemic are uncertain. The Company may not be able to survive the downturn in its business caused by the pandemic and its related effects.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised the Articles of Incorporation. The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members, is offering members and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a member, recruiting other members, and utilizing the Company’s services to earn rebates on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Series A Non-Voting Preferred Stock.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $.045 per share through February 13, 2017. This valuation is the per share price ($.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $.09 per share. This valuation is the per share price ($.09) received in the amended Offering beginning February 13, 2017. Subsequent to June 13, 2018, the Company valued this equity at $.15 per share, pursuant to the Offering qualified by the SEC on that date. Subsequent to August 1, 2019 the Company valued this equity at $.18 per share. The valuation will be adjusted from time to time to reflect the price in the then current offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of December 31, 2019 the Company had issued and transferred 5,367,244 shares of Preferred Stock equity under this marketing program to 2,669 members, who thus became shareholders. The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of revenues.  It recognized a total of $271,784 in 2019 to reflect this expense, compared to a total of $270,087 in 2018.

As of December 31, 2019, approximately 51,000 members were due 14,940,607 additional shares under this program, but the Company had not yet issued and transferred these shares to its members. Until issued and transferred, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns and account inactivity. The Company will issue and transfer these shares upon receiving an executed subscription agreement, appropriate fees, and appropriate shareholder identification.